UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Six-month period ended September 30, 2012

Commission File Number 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Rajiv Choubey

Company Secretary and Head Legal

SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O.

Tuticorin — 628002

Tamil Nadu, India

(91) 461 661 2982

rajiv.choubey@vedanta.co.in

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 35.2740 oz and one ton equivalent to 32,000 oz, and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet. Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the fiscal year ended March 31, 2012 and for Six-month period ended September 30, 2011 and 2012 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards, or IFRS, and its interpretations issued by the International Accounting Standards Board, or IASB.

References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we,” “us,” “our,” “Sterlite,” “our company”, “our consolidated group of companies” or “SIIL” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Proprietary Limited, or CMT, Thalanga Copper Mines Proprietary Limited, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), or SIL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, Talwandi Sabo Power Limited, or TSPL, THL Zinc Ventures Limited or THLZVL, THL Zinc Limited, or THLZL, THL Zinc Holding B.V., or THLZBV, THL Zinc Namibia Holdings (Proprietary) Limited, or Skorpion, Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited, or BMM, Vedanta Lisheen Finance Limited, or Lisheen, Vedanta Base Metals (Ireland) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Killoran Concentrates Limited, Killoran Lisheen Limited, Azela Limited, Killoran Lisheen Holdings Limited, Malco Power Company Limited, or MPCL, Malco Industries Limited, or MIL, Vizag General Cargo Berth Private Limited, or VGCB, Paradip Multi Cargo Berth Private Limited, or PMCB, Pecvest 17 Proprietary Limited and Lakomasko B.V.

Our unaudited condensed consolidated interim financial information does not include our controlling shareholder Vedanta Resources Plc, or Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines Plc, or KCM, Konkola Resources Plc, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Onclave PTC Limited, or Onclave, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Resources Limited (earlier V.S. Dempo & Company Private Limited), Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited), Cairn India Limited, or Cairn India and its subsidiaries and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our unaudited condensed consolidated interim financial information statements account for our 29.5% non-controlling interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our unaudited condensed consolidated interim financial information statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.

In this annual report, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated. References to primary market share in this annual report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupee to US dollars at the noon buying rate of $1.00 = Rs. 52.92 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2012. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rate.

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and a consolidation of various subsidiaries held within Vedanta through a Scheme of Arrangement under Indian law and other countries laws. The Scheme of arrangement is also subject to certain approvals. Please see “Note 29 to the Unaudited Condensed Consolidated Interim Financial Statements — Merger with Sesa Goa”.

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:-

•	Consolidation and re-organisation of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and acquisition of Cairn India;

•	a decline or volatility in the prices of or demand for copper, zinc, aluminum or power;

•	events that could cause a decrease in our production and higher cost of production of copper, zinc, aluminum or power;

•	unavailability or increased costs of raw materials for our products;

•	fluctuations in metal prices on LME, ore prices or power prices;

•	fluctuations in currency exchange rates;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc, aluminum or power industries;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

These and other factors are more fully discussed in “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report on Form 20-F for fiscal 2012. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

II

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)

Unaudited Condensed Consolidated Interim Statements of Income for six-month period ended September 30, 2011 and 2012.	F-1

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for six-month period ended September 30, 2011 and 2012.	F-2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2012 and September 30, 2012.	F-3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for six-month period ended September 30, 2011 and 2012.	F-4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for six-month period ended September 30, 2011 and 2012.	F-5

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

III

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Indian Rupees in million except share or per share amounts unless otherwise stated)

six–month period ended September 30,	Notes	2011	2012	2012
		(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Revenue	4	200,592	218,791	4,134.4
Cost of sales		(153,939)	(175,604)	(3,318.3)

Gross profit		46,653	43,187	816.1
Other operating income		1,127	1,219	23.1
Distribution expenses		(3,632)	(4,159)	(78.6)
Administration expenses		(4,136)	(5,535)	(104.6)

Operating profit		40,012	34,712	656.0
Investment and other income	5	15,152	18,620	351.9
Finance and other costs	6	(7,377)	(5,861)	(110.8)
Share in (loss)/profit of associate	9	(4,794)	(3,862)	(73.0)

Profit before tax		42,993	43,609	824.1
Income tax expense	7	(9,648)	(7,847)	(148.3)

Profit for the year		33,345	35,762	675.8
Profit attributable to:
Equity holders of the parent		22,821	24,563	464.2
Non controlling interest		10,524	11,199	211.6

Earnings per share	25	33,345	35,762	675.8

Basic		6.79	7.31	0.1
Diluted		6.79	7.31	0.1

Weighted average number of equity shares used in computing earnings per share
Basic		3,361,207,534	3,361,207,534	3,361,207,534
Diluted		3,361,207,534	3,361,207,534	3,361,207,534

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F - 1

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in million except share or per share amounts unless otherwise stated)

six–month period ended September 30,	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Profit for the year	33,345	35,762	675.8

Other comprehensive (loss)/ income, net of tax:
Exchange differences on translation of foreign operations	801	(1,705)	(32.2)
(Loss)/gain on available-for-sale financial investments	(95)	(968)	(18.3)
Cash flow hedges	(3,685)	984	18.6
Share in other comprehensive (loss)/income of associate	(924)	(8)	(0.2)

Total other comprehensive (loss)/income for the year, net of tax	(3,903)	(1,697)	(32.1)

Total comprehensive income	29,442	34,065	643.7

Total comprehensive income attributable to:
Equity holders of the parent	19,121	23,145	437.3
Non controlling interest	10,321	10,920	206.4

	29,442	34,065	643.7

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F - 2

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in million except share or per share amounts unless otherwise stated)

As of	Notes	March 31, 2012	September 30, 2012	September 30, 2012
		(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment	8a	379,517	399,277	7,544.9
Intangible assets	8b	12,657	12,058	227.9
Leasehold land prepayments		1,716	1,707	32.3
Financial assets investments	10	9,620	8,942	169.0
Other non-current assets	11	41,562	41,058	775.9

Total non-current assets		445,072	463,042	8,750.0

Current assets
Inventories	12	45,711	59,284	1,120.3
Current tax asset		618	278	5.3
Trade and other receivables	13	117,445	129,601	2,449.0
Short term investments	14	216,283	221,313	4,182.0
Derivative financial assets		517	1,974	37.3
Restricted cash and cash equivalents	15	59	49	0.9
Cash and cash equivalents	16	17,173	11,656	220.3

Total current assets		397,806	424,155	8,015.1
Assets held for sale		11	—	—

Total assets		842,889	887,197	16,765.1

LIABILITIES
Current liabilities
Short-term borrowings	20	53,983	56,549	1,068.6
Acceptances	18	28,471	33,252	628.4
Trade and other payables	17	73,724	71,198	1,345.4
Derivative financial liabilities		606	2,103	39.8
Provisions		802	647	12.2
Current tax liabilities		539	2,156	40.8

Total current liabilities		158,125	165,905	3,135.2

Net current assets		239,681	258,250	4,879.9

Non-current liabilities
Long-term borrowings	20	74,490	80,892	1,528.6
Deferred tax liabilities		24,920	22,166	418.9
Retirement benefits		1,696	1,683	31.8
Provisions		7,208	7,249	137.0
Other non-current liabilities	19	5,265	9,103	172.0

Total non-current liabilities		113,579	121,093	2,288.3

Total liabilities		271,704	286,998	5,423.5

Net assets		571,185	600,199	11,341.6

EQUITY
Share capital	23	3,361	3,361	63.5
Securities premium		181,117	181,117	3,422.5
Other components of equity		7,080	5,662	107.0
Retained earnings		253,919	274,981	5,196.1

Equity attributable to equity holders of the parent		445,477	465,121	8,789.1
Minority interest		125,708	135,078	2,552.5

Total Equity		571,185	600,199	11,341.6

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F - 3

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in million except share or per share amounts unless otherwise stated)

six-month ended September 30,	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash flows from operating activities
Profit before taxes	42,993	43,609	824.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,942	13,672	258.3
Provision for doubtful debts/advances	(20)	—	—
Fair valuation gain on financial assets held for trading	(5,131)	(6,599)	(124.7)
Profit on sale of fixed asset, net	(126)	146	2.8
Share in consolidated (profit) / loss of associate	4,794	3,862	73.0
Exchange (gains)/loss, net	8,910	1,352	25.6
Gain on fair valuation of conversion option	(1,395)	(189)	(3.6)
Interest and dividend income	(10,018)	(11,922)	(225.3)
Interest expenses	2,194	4,664	88.1
Changes in assets and liabilities:			—
(Increase)/decrease in trade and other receivables	(12,866)	(6,740)	(127.4)
(Increase) in inventories	3,740	(13,879)	(262.3)
(Increase)/decrease in other current and non-current assets	663	(628)	(11.9)
(Decrease) in trade and other payable	(16,130)	(6,214)	(117.4)
(Decrease)/ Increase in other current and non-current liabilities	(228)	(1,870)	(35.3)
Proceeds from short term investments	348,219	296,717	5,606.9
Purchases of short term investments	(340,597)	(275,598)	(5,207.8)

Cash generation/(used) from operation	36,944	40,383	763.1
Interest paid	(3,589)	(7,038)	(133.0)
Interest received	9,281	9,199	173.8
Dividend received	395	519	9.8
Income tax paid	(12,063)	(8,948)	(169.1)

Net cash (used) / provided in operating activities	30,967	34,115	644.6

Cash flows from investing activities
Purchases of property, plant and equipment	(34,225)	(24,174)	(456.8)
Proceeds from sale of property, plant and equipment	112	74	1.4
Loans repaid by related parties	—	2,500	47.2
Loans to related parties	(10,000)	(6,590)	(124.5)
Proceeds from short term deposits	50,841	48,301	912.7
Purchases of short term deposits	(52,677)	(67,564)	(1,276.7)
Net changes in restricted cash and cash equivalents	(126)	10	0.2

Net cash used in investing activities	(46,075)	(47,443)	(896.5)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	645	1,978	37.4
Proceeds from acceptances	73,482	149,405	2,823.2
Repayment of acceptances	(63,274)	(144,666)	(2,733.7)
Repayment of other short term borrowings	(41,201)	(89,738)	(1,695.7)
Proceeds from other short-term borrowings	45,661	93,860	1,773.7
Proceeds from long-term borrowings	11,758	7,183	135.8
Repayment of long-term borrowings	906	(5,092)	(96.2)
Payment of dividends to equity holders of the parent, including dividend tax	(4,297)	(3,501)	(66.2)
Payment of dividends to Non-controlling interest, including dividend tax	(1,754)	(1,550)	(29.3)
Loans repaid to related parties	(4,900)	—	—

Net cash provided / (used) by financing activities	17,026	7,879	149.0

Effect of exchange rate changes on cash and cash equivalents	(267)	(68)	(1.3)
Net increase in cash and cash equivalents	1,651	(5,517)	(104.2)
Cash and cash equivalents at the beginning of the period	21,487	17,173	324.5
Cash and cash equivalents at the end of the period	23,138	11,656	220.3

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	22,201	29,682	560.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F - 4

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(Indian Rupees in million except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earning	Total	Non- controlling Interest	Total equity

Balance as at April 1, 2011	3,361	181,117	1,610	197	690	223,195	410,170	109,856	520,026
Profit for the period						22,821	22,821	10,524	33,345
Exchange differences on translation of foreign operations	—	—	1,042	—	—	—	1,042	(241)	801
Movement in available for sale financial investments	—	—	—	(95)	—	—	(95)	—	(95)
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	(3,723)	—	(3,723)	38	(3,685)
Share of other comprehensive income of associate, net of tax	—	—	—	—	(924)	—	(924)	—	(924)

Total comprehensive income for the period	—	—	1,042	(95)	(4,647)	22,821	19,121	10,321	29,442

Acquisition fair value adjustment								(143)	(143)
Dividend paid including tax on dividend						(4,297)	(4,297)	(1,754)	(6,051)

Balance as at September 30, 2011	3,361	181,117	2,652	102	(3,957)	241,720	424,995	118,280	543,274

Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earning	Total	Non controlling interest	Total equity
Balance as at April 1, 2012	3,361	181,117	6,569	1,534	(1,023)	253,919	445,477	125,708	571,185
Profit for the year	—	—	—	—	—	24,563	24,563	11,199	35,762
Exchange differences on translation of foreign operations	—	—	(1,471)	—	—	—	(1,471)	(234)	(1,705)
Movement in available for sale financial investments	—	—	—	(968)	—	—	(968)		(968)
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	1,029	—	1,029	(45)	984
Share of other comprehensive income of associate, net of tax	—	—	—	—	(8)	—	(8)	—	(8)

Total comprehensive income for the period	—	—	(1,471)	(968)	1,021	24,563	23,145	10,920	34,065

Dividend paid including tax on dividend	—	—	—	—	—	(3,501)	(3,501)	(1,550)	(5,051)

Balance as at September 30, 2012	3,361	181,117	5,098	566	(2)	274,981	465,121	135,078	600,199

Balance as at September 30, 2012 (in US dollars in million)	63.5	3,422.5	96.3	10.7	(0.0)	5,196.2	8,789.1	2,552.5	11,341.6

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F - 5

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Company Overview

Sterlite Industries (India) Limited (“SIIL”) and its consolidated subsidiaries (collectively, the “Company” or “Sterlite”) are engaged in non-ferrous metals and mining in India, Australia, Namibia, South Africa and Ireland. SIIL was incorporated on September 8, 1975 under the laws of the Republic of India and has its registered office at Tuticorin, Tamilnadu. SIIL’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, SIIL completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of an additional 131,906,011 ADSs, each currently representing four equity shares, which are listed on the New York Stock Exchange.

SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 54.64% of SIIL’s equity as at September 30, 2012.

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah in the UAE.

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2012. HZL’s operations include four lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia, Lisheen mine in Ireland and Black Mountain Mining (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Company has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at September 30, 2012.

The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51.0% interest as at September 30, 2012. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Company’s power business comprises Sterlite Energy Limited (“SEL”) and Talwandi Sabo Power Limited (“TSPL”) engaged in the power generation business in India. SEL commenced construction of its 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility in the State of Orissa in Eastern India and three units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Authorities for the establishment of 1,980 MW and is a development stage enterprise in the process of constructing the power plant. Power business also include the 274 MW of wind power plants commissioned by HZL and 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009.

The Company’s other activities include Paradip Multi Cargo Berth Private Limited (“PMCBPL”) and Vizag General Cargo Berth Pvt. Limited (“VGCB”), in which the Company owns a 74% interest in each. Paradip port projects include building, owning and operating a new berth at Paradip port, situated in the Jagatsinghpur District of Orissa, on the east coast of India. Vizag port project includes mechanisation of coal handling facilities and up gradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India.

The Company owns a 29.5% non-controlling interest in Vedanta Aluminium Limited (“Vedanta Aluminium”), a 70.5% owned subsidiary of Vedanta.

F - 6

2. Basis of preparation of financial statements

Basis of preparation

These interim financial statements have been prepared in accordance with the accounting policies that the company had previously and had adopted in its annual financial statements for the period ending March 31, 2012. Those accounting polices are based on IFRS and its interpretations. The policies set out below were consistently applied to all periods presented unless otherwise noted.

Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments.

Going concern

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.

Convenience translation

The accompanying unaudited condensed consolidated interim financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of the readers, the unaudited condensed consolidated interim financial statements as of and for the period ended September 30, 2012 have been translated into US dollars (“$”) at the noon buying rate of $1.00 = Rs. 52.92 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2012. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

Recently issued accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 1 “Presentation of Financial Statements” the amendment requires entities to separate the items presented in OCI into two groups, based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s unaudited condensed consolidated interim financial information.

IAS 19 “Employee benefits” the amendments make important improvements by eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), enhancing the disclosure requirements for defined benefit plans. IAS 19 is applicable prospectively from the financial year beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s unaudited condensed consolidated interim financial information.

IAS 32 “Financial Instruments: Presentation” requires an entity to offset a financial asset and financial liability only when the entity currently has a legally enforceable right of set-off and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The amendments clarify that the right of set-off must be available today and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s unaudited condensed consolidated interim financial information.

F - 7

IFRS 7 was amended in December 2011. The effect of the amendments were to provide disclosures relating to Offsetting Financial Assets and Financial Liabilities. The amendments are effective for annual periods beginning on or after January 1, 2013. Early application is permitted. The Company is currently evaluating the impact, if any; the adoption of the amendments will have on the Company’s unaudited condensed consolidated interim financial information.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The standard will be effective for annual periods beginning on or after January 1, 2015, with early application permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s unaudited condensed consolidated interim financial information.

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes the requirements relating to consolidated financial statement in IAS 27 — “Consolidated and Separate Financial Statement” (amended 2008) and also supersedes SIC 12, “Consolidation — Special Purpose Entities”. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s unaudited condensed consolidated interim financial information.

IFRS 11 “Joint Arrangements” classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. IFRS 11 supersedes IAS 31 — “Interest in Joint Ventures” (amended 2008) and SIC 13 — “Jointly Controlled Entities — Non Monetary Contribution by Ventures”. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s unaudited condensed consolidated interim financial information.

IFRS 12 “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 replaces disclosure requirements in IAS 27 — “Consolidated and Separate Financial Statements” (amended 2008), IAS 28 — “Investment in Associates” and IAS 31 — “Interest in Joint Ventures” (amended 2008). The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s unaudited condensed consolidated interim financial information.

IFRS 13 “Fair value measurement” defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s unaudited condensed consolidated interim financial information.

IFRIC 20 which specifies the accounting for stripping costs. Stripping costs that relate to inventory produced should be accounted for as current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to or enhancement of an existing asset. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and earlier application is permitted. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s unaudited condensed consolidated interim financial information.

In the current financial period the Company has adopted the following new standards:

Amendments to accounting standards IAS 12 “Income taxes” and IFRS 7 “Financial Instruments: Disclosures” issued by International Accounting Standards Board, which were applicable from January 1, 2012 and July 1, 2011 respectively, do not have an impact on the Company.

F - 8

3. Significant accounting policies

A. Basis of consolidation

The unaudited condensed consolidated interim financial information incorporates the results of SIIL and all its subsidiaries, being the entities that it controls. This control is normally evidenced when SIIL is able to govern an entity’s financial and operating policies so as to benefit from its activities or where SIIL owns, either directly or indirectly, the majority of an entity’s equity voting rights, unless it can be demonstrated that ownership does not constitute control.

The results of subsidiaries acquired or sold during the year are consolidated for the periods from, or to, the date on which control is transferred. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, have been eliminated in preparing the unaudited condensed consolidated interim financial information. Unrealized losses are eliminated unless costs cannot be recovered.

B. Investments in associates

Investments in associates are accounted for using the equity method. An associate is an entity over which the Company is in a position to exercise significant influence over operating and financial policies and generally owns between 20% and 50% of the voting equity but is neither a subsidiary nor a joint venture. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate.

Investment in associates is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value is adjusted to reflect the Company’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of income and comprehensive income include the Company’s share of associate’s results, except where the associate is generating losses, share of such losses in excess of the Company’s interest in that associate are not recognized. Losses recognised under the equity method in excess of the Company’s investment in ordinary shares are applied to the other components of the Company’s interest in the associate in the reverse order of their seniority (i.e. priority in liquidation).

Additional losses are provided for, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred.

C. Revenue recognition

Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes, excise duty and other indirect taxes. Revenues are recognised when all significant risks and rewards of ownership of the commodity sold are transferred to the customer and the commodity has been delivered to the shipping agent. Revenues from sale of by-products are included in revenue.

Certain of the Company’s sales contracts provide for provisional pricing based on the price on The London Metal Exchange (“LME”), as specified in the contract, when shipped. Final settlement of the price is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from sale of power is recognised when delivered and measured based on contractual agreement and tariff rates approved by electricity regulatory authorities.

Dividend income is recognised when the right to receive payment is established. Interest income is recognised using the effective interest rate method.

F - 9

D. Business combinations

Acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognised at their fair value at the acquisition date.

Excess of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the income statement in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

The Company makes adjustments to the provisional fair value amounts recognised at the date of acquisition to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognised as of that date. The Company applies the measurement period adjustments retrospectively to the consolidated financial statements to reflect the measurement period adjustments as retrospectively recorded on the date of the acquisition as if measurement period adjustments had been recorded initially at the date of acquisition.

Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to income statement in line with IFRS 3.

E (a) Property, plant and equipment

(i). Mining properties

The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

Stripping costs/secondary development expenditure incurred during the production stage of operations of an ore body is charged to the statement of income immediately.

In circumstances where a property is abandoned, the cumulative capitalised costs relating to the property are written off in the same period.

Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

(ii). Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statement of income in the period in which the costs are incurred. Major inspection and overhaul expenditure is capitalised.

(iii). Assets in the course of construction

Assets in the course of construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

F - 10

(iv). Depreciation

Mining properties and other assets in the course of development or construction and freehold land are not depreciated. Capitalised mining properties costs are amortised once commercial production commences, as described in “Property, plant and equipment — mining properties”.

Other buildings, plant and equipment, office equipment and fixtures, and motor vehicles are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
— Operations	30 years
— Administration	50 years
Plant and equipment	10-20 years
Office equipment and fixtures	3-20 years
Motor vehicles	9-11 years

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the statement of income if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Company reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change(s) is accounted for as a change in accounting estimate.

(b) Intangible assets

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as intangible asset and stated at cost less impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to are expensed as incurred.

F. Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the consolidated statements of financial position.

G. Financial instruments

(i). Non-derivative financial assets

The Company initially recognises loans and receivables and deposits on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

F - 11

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial asset investments, short-term investments, cash and cash equivalents, loans and receivables.

(a). Financial asset investments

Financial asset investments are classified as available-for-sale and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in other comprehensive income. Upon disposal or impairment of the investments, the gains and losses in other comprehensive income are recycled into the statement of income.

Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

(b). Short-term investments

Short-term investments represent short-term marketable securities and other bank deposits with an original maturity more than three months.

Short-term marketable securities are categorized as held for trading and are initially recognised at fair value with any gains or losses arising on remeasurement recognised in the statement of income.

(c). Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition, and are unrestricted as to withdrawal and usage.

(d). Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Trade receivables are stated at their transaction value as reduced by appropriate allowances for estimated irrecoverable amounts. The allowance accounts in respect of loans and receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the loans and receivables directly.

Loans and other receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate.

(ii). Non-derivative financial liabilities

The Company initially recognises debt securities issued on the date that they are originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: Borrowings, Foreign currency convertible notes, trade and other payables.

(a). Borrowings

Interest bearing loans and borrowings are initially recorded at the proceeds received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method.

F - 12

Amortised cost is calculated by taking into account the finance charges, including premiums payable on settlement or redemption and direct issue costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the statement of income. The unamortised portion is classified with the carrying amount of debt.

(b). Foreign currency convertible notes

Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company according to the terms of the issue. The conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable notes issue costs are allocated to the liability component and the conversion option (expensed off immediately) in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component is measured at amortised cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in consolidated statement of income. The conversion option is presented together with the related liability.

(c). Trade and other payables

Trade and other payables are recognised at their transaction cost, which is its fair value, and subsequently measured at amortised cost.

(iii). Derivative financial instruments

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent financial position dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedge relationship, the hedging instrument expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in the other comprehensive income is transferred to statement of income.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognized in other income/expense in current earnings during the period of change. Under a hedge of a net investment, the cumulative gain or loss remains in other comprehensive income when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the consolidated statements of income immediately.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the statement of income.

F - 13

H. Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

I. Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short-term investments is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the year.

All other borrowing costs are recognized in the statement of income in the year in which they are incurred.

J. Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in other comprehensive income is transferred to the statement of income on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in other comprehensive income.

The allowance accounts in respect of trade and other receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the financial asset directly.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.

Impairment losses are recognized in the statement of income. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

F - 14

K. Government grants

Government grants are not recognised until there is a reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Government grants relating to tangible fixed assets are treated as deferred income and released to the statement of income over the expected useful lives of the assets concerned. Other grants are credited to the statement of income as and when the related expenditure is incurred.

L. Inventories

Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:

•	purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis;

•

finished products are valued at raw material cost plus costs of conversion, comprising labor costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a FIFO basis; and

•	immaterial by-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

M. Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes:

•

tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•

deferred income tax is not recognised on goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income is recognised in other comprehensive income and not in the statement of income.

The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.

N. Retirement benefit schemes

The Company operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined separately each year for each plan using the projected unit credit method by independent qualified actuaries.

F - 15

Actuarial gains and losses arising in the year are recognised in full in the statement of income for the year. For defined contribution schemes, the amount charged to the statement of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.

O. Share based payments

SIIL does not have any outstanding share based payments. Vedanta offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of SIIL and its subsidiaries. Vedanta recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the statement of income.

P. Provisions for liabilities and charges

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in the statement of income as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

Q. Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of income over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance and other cost in the statement of income.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the statement of income as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

R. Foreign currency translation

The functional currency for each entity in the Company is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is the local currency of the country in which it operates.

In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the consolidated statement of income except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales, which are recognized in other comprehensive income.

For the purposes of the consolidated financial statements, items in the statement of income of those entities for which the Indian Rupees (functional currency of SIIL) is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related consolidated statements of financial position are translated at the rates as at the reporting date. Exchange differences arising on translation are recognised in other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the statement of income.

F - 16

S. Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of SIIL by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

T. Critical accounting judgments and estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these unaudited condensed consolidated interim financial information and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

i.	Note 8(a) and 8(b), the accounting policy on property, plant and equipment- Mining reserve estimates and useful life of property, plant and equipment and intangible assets.

ii.	The accounting policy on impairment of assets:

In assessing property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, increase in cost, discount rate, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could have an impact on the carrying value of the assets.

iii.	The accounting policy on restoration, rehabilitation and environmental costs:

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting the Company’s obligations at that time. A corresponding provision is created on the liability side. The capitalised asset is charged to the income statement over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

iv.	The accounting policy on retirement benefit schemes

v.	Note 26 on contingencies:

The Company has significant capital commitments in relation to various capital projects which are not recognized on the consolidated statements of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Company. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the unaudited condensed consolidated interim financial information. Although there can be no assurance regarding the final outcome of the legal proceedings in which Company involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

F - 17

vi.	Note 7 and accounting policy on taxation:

In preparing unaudited condensed consolidated interim financial information, the Company recognises income taxes in each of the jurisdictions in which it operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

vii.	Note 9 on investments in associate (also refer accounting policy on investment in associate):

Consequent to ongoing delay in approval for the Niyamgiri mines and expansion of alumina refinery, the Company has reviewed the carrying value of its investments in Vedanta Aluminium for impairment, and has concluded that no impairment is currently considered necessary based on the possible alternate source of obtaining bauxite and expectation of obtaining the necessary approvals for alumina refinery expansion.

4. Revenue:

For the period ended September 30,	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Gross revenue	210,128	231,014	4,365.4
Less: excise duty	(9,536)	(12,223)	(231.0)

Revenue, net of excise duty	200,592	218,791	4,134.4

5. Investment and other income:

For the period ended September 30,	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Dividend income on financial assets held for trading	395	506	9.5
Fair value gain on financial assets held for trading	5,131	6,599	124.7
Interest income on bank deposits	3,818	6,295	119.0
Interest income on loans and receivables	5,819	5,242	99.1
Foreign exchange gain /(loss)	2	31	0.6
Capitalization of interest income(1)	(13)	(53)	(1.0)

	15,152	18,620	351.9

Notes:

(1)	Capitalization of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

F - 18

6. Finance and other costs:

For the period ended September 30,	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Interest on borrowings other than convertible notes	3,297	5,075	95.9
Interest on convertible notes	39	1,433	27.1
Bank charges	498	199	3.8
Unwinding of discount on provisions	99	83	1.6
Gain on fair valuation of conversion option	(1,395)	(189)	(3.6)
Foreign exchange loss/(gain) on foreign currency borrowings	5,877	3,845	72.7
Other	110	96	1.8
Capitalization of finance costs(1)	(1,148)	(4,681)	(88.5)

	7,377	5,861	110.8

Notes:

(1)	Capitalization of finance costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The rate for capitalization of interest relating to general borrowings was approximately 12.71% for the period ended September 30, 2011 and 2012 respectively.
(2)	Finance costs include Rs.2,938 million and Rs. 6,508 million ($123.0 million) in respect of financial liabilities which are carried at amortized cost using the effective interest rate method for the period ended September 30, 2011 and 2012 respectively.

7. Tax expenses

The following are the details of tax expenses charged to the statement of income for the periods indicated:

For the period ended September 30,	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Current tax:
Current tax on the profit for the period	12,774	10,999	207.8
Charge /(Credits) in respect of current tax for earlier Period	(285)	(95)	(1.8)

Total current tax	12,489	10,904	206.0

Deferred tax:
Origination and reversal of temporary differences	(2,841)	(3,057)	(57.7)

Total deferred tax	(2,841)	(3,057)	(57.7)

Tax expense for the period	9,648	7,847	148.3
Effective income tax rate (%)	22.4	18.0	18.0

F - 19

8. (a) Property, plant and equipments:

	Mining property	Land and building	Plant and equipments	Motor vehicles	Office equipments and fixtures	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollar in million
Cost
April 01, 2012	45,983	35,756	249,515	1,333	3,438	336,025	6,349.7
Additions	617	880	6,731	88	72	8,388	158.5
Disposals	—	—	(186)	(16)	(8)	(210)	(4.0)
Foreign exchange	(254)	(274)	(1,087)	23	(1)	(1,593)	(30.1)

September 30, 2012	46,346	36,362	254,973	1,428	3,501	342,610	6,474.1

Accumulated depreciation and impairment
April 01, 2012	19,159	6,036	74,499	304	1,669	101,667	1,921.1
Charge for the year	2,722	1,057	9,655	130	108	13,672	258.4
Disposals	—	(55)	(73)	(6)	(6)	(138)	(2.6)
Foreign exchange	140	(101)	(449)	(1)	—	(411)	(7.8)

September 30, 2012	22,021	6,937	83,632	427	1,771	114,788	2,169.1

	Mining property	Land and building	Plant and equipments	Motor vehicles	Office equipments and fixtures	Total	Total
Property, plant and equipments as at :

March 31, 2012	26,824	29,720	175,016	1,029	1,769	234,358
Assets under construction						145,159

Total						379,517

September 30, 2012	24,325	29,425	171,341	1,001	1,730	227,822	4,305.0
Assets under construction						171,455	3,239.9

Total						399,277	7,544.9

September 30, 2012 (US dollar in millions)	459.7	556.0	3,237.7	18.9	32.7

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 1,135 million and Rs. 4,628 million ($87.5 million) for the period ended September 30, 2011 and 2012 respectively.

F - 20

(b) Intangible assets

The intangible assets relate to the Gamsberg mine project which is in exploration stage.

Movement in Intangible assets during the period is as below:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Opening Balance	12,419	12,657	239.2
Foreign exchange	238	(599)	(11.3)

Closing Balance	12,657	12,058	227.9

9. Investment in associate

Vedanta Aluminium is a non public entity engaged in the production of metallurgical grade alumina and other aluminium products. Vedanta Aluminium caters to a wide spectrum of industries and has its presence in Jharsuguda and Lanjigarh, in the state of Orissa. The Company owns a 29.5% interest in Vedanta Aluminium. Vedanta owns the remaining 70.5% interest.

The Company recognises its share of losses in Vedanta Aluminium to the extent of its interest in the associate. Losses recognized under equity method in excess of the Company’s equity investment has been applied to the Company’s investment in preference shares of associate to the extent of Rs. 8,138 million and Rs. 12,008 million ($ 226.9 million) as at March 31, 2012 and September 30, 2012 respectively. Refer note 12.

The Company’s investment in Vedanta Aluminium consists of the following:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Equity investment	5,630	5,630	106.4
Less: share of losses of associate	(5,630)	(5,630)	(106.4)

Total	—	—	—

Summarized unaudited condensed consolidated interim financial information in respect of Vedanta Aluminium is as follows:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)

Current assets	33,320	30,086	568.5
Non-current assets	282,382	287,327	5,429.5

Total assets	315,702	317,413	5,998.0

Current liabilities	137,394	129,814	2,453.0
Non-current liabilities	205,894	228,303	4314.1

Total liabilities	343,288	358,117	6,767.1

F - 21

For the period ended September 30,	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Total revenue	26,728	34,785	657.3
Operating (loss)	(2,052)	690	13.0
Profit/(Loss) for the period	(16,251)	(13,092)	(247.4)

Share in consolidated profit/(loss) of associate	(4,794)	(3,862)	(73.0)
Share in consolidated other comprehensive (loss)/income of associate, net of tax	(924)	(8)	(0.2)

10. Financial assets investments

(a)	Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements:

Movements for the period ended	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Beginning of the year,	1,233	9,620	181.8
Purchased during the year [refer note (b) below]	7,158	—	—
Changes in fair value	1,337	(968)	(18.3)
Foreign exchange	(108)	290	5.5

As at March 31,	9,620	8,942	169.0

Available for sale financial assets consists of the following:

As at,	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Quoted	8636	7,958	150.4
Unquoted	984	984	18.6

	9,620	8,942	169.0

Quoted investments represent investments in equity securities that present the Company with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active markets.

Unquoted investments are held at cost and principally represent an investment in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited. The fair value of unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

F - 22

(b)	THL Zinc Holding BV, a wholly owned subsidiary of the Company, during the previous year acquired the entire ordinary share capital of Lakomasko BV for a consideration of $ 149.7 million (Rs. 7,774 million) from Vedanta Resources Holding Limited (VRHL). Consequently, Lakomasko BV became a subsidiary of the Company. Lakomasko BV is a private investment company incorporated under the laws of the Netherlands. At the acquisition date, Lakomasko BV had no independent operations and held a single material asset namely 8.78% of the equity shares of Hudbay Minerals Inc., a company incorporated in Canada and listed on the New York and Canadian stock exchanges. Lakomasko BV accounted for this investment as an available-for-sale investment, with a fair value measurement basis. The carrying value at the acquisition date was $ 137.7 million (Rs. 7,158 million). The excess amount paid over the fair valuation of shares acquired amounting to $ 12.0 million (Rs. 616 million) have been treated as deemed dividend and hence recognized in retained earnings.

11. Other non-current assets

As at,	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Loans to associate	36,890	36,390	687.6
Less: additional share of losses in associate	(8,138)	(12,008)	(226.9)
Other receivable form associate	—	1,326	25.1
Loans to other related parties	2,558	2,657	50.2
Other non-current assets	10,252	12,693	239.9

	41,562	41,058	775.9

Other non-current assets include Rs. 4,434 million and Rs. 4,445 million ($84.0 million) held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure.

12. Inventories

Inventories consist of the following:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Raw materials and consumables	24,829	33,107	625.6
Work-in-progress	18,948	20,825	393.6
Finished goods	1,934	5,352	101.1

	45,711	59,284	1,120.3

Inventories with a carrying amount of Rs.33,794 million and Rs. 38,862 million ($734.4 million) have been pledged as security against certain bank borrowings of the Company as at March 31, 2012 and September 30, 2012, respectively.

F - 23

13. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following for the period indicated:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Trade receivables	17,813	22,030	416.3
Trade receivables from associate*	4,937	8,146	153.9
Trade receivables from other related parties	503	632	11.9
Loans to associate	58,624	56,624	1070.0
Loans to other related parties	16,900	23,730	448.4
Balance with Government authorities	10,299	8,798	166.3
Prepayments	878	847	16.0
Claims/refunds receivable	1,232	1,728	32.7
Advances for supplies	4,745	4,019	75.9
Other receivables	1,514	3,047	57.6

	117,445	129,601	2,449.0

*	includes interest receivable from associate

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions for receivables from associate and other related parties, refer note no 28 on related party disclosure.

Trade receivables with a carrying value of Rs. 12,865 million and Rs. 10,728 million ($202.7 million) have been given as collaterals towards borrowings as at March 31, 2012 and September 30, 2012 respectively.

Allowances for impairment of trade and other receivables

The change in the allowance for impairment of trade and other receivables is as follows:

	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Balance at the beginning of the year	256	371	7.0
Allowance made during the year	158	—	—
Written off	(43)	(17)	(0.3)

Closing balance	371	354	6.7

14. Short term investments

Short term investments consist of the following:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Bank deposits	72,083	91,546	1,729.9
Other investments	144,200	129,767	2,452.1

	216,283	221,313	4,182.0

Other investments include mutual fund investments and bonds and are fair valued through the statement of income. Bank deposits are made for periods of between three months and one year depending on the cash requirements of the Company and earn interest at the respective deposit rates.

F - 24

The Company has pledged short term investments of Rs. 67 million and Rs. 67 million ($1.3 million) as at March 31, 2012 and September 30, 2012 respectively, to secure certain banking facilities.

15. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash at banks	59	49	0.9

	59	49	0.9

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures.

16. Cash and cash equivalents

Cash and cash equivalents consist of:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash at banks and in hand	6,799	7,836	148.1
Short-term deposits	10,374	3,819	72.2

	17,173	11,656	220.3

17. Trade and other payables

Trade and other payables consist of:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Trade payables	33,749	30,728	580.7
Advances from customers	1,816	1,934	36.5
Amount due to associate	1,251	1,513	28.6
Amount due to other related parties	1,607	453	8.6
Security deposit and retentions	23,533	22,231	420.1
Payable on Asarco claim	4,233	4,361	82.4
Other payables	7,535	9,978	188.5

	73,724	71,198	1,345.4

Trade payables are non-interest bearing and are normally settled within 90 day terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory dues and others.

18. Acceptances:

Acceptances consist of:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Payable under trade financing arrangements	28,471	33,252	628.4

	28,471	33,252	628.4

F - 25

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Company. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

19. Other non-current liabilities

Non-current liabilities consist of:

As at	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Security deposits and retentions	5,265	9,103	172.0

	5,265	9,103	172.0

20. Loans and borrowings

Short-term loans and borrowings represent borrowings with an original maturity of less than one year. Long-term loans and borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are generally linked to benchmark rates.

Short-term loans and borrowings consist of:

	As at
	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Banks and financial institutions	41,327	47,617	899.9
Other	436
Current portion of long-term loans and borrowings	12,220	8,932	168.8

Short-term loans and borrowings	53,983	56,549	1,068.6

Weighted average interest rate on short-term loans and borrowings	7.2%	7.4%	7.4%
Unused line of credit on short-term loans and borrowings	63,921	60,600	1,145

Long-term loans and borrowings consist of:

	As at
	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. In million)	(US dollars in million)
Banks and financial institutions	43,917	45,754	864.6
Non-convertible debentures	20,582	20,593	389.1
Convertible Notes	21,367	22,603	427.1
Others(1)	844	874	16.5
Long-term loans and borrowings	86,710	89,824	1,697.3

Less: Current portion of long-term loans and borrowings(1)	(12,220)	(8,932)	(168.8)
Long-term loans and borrowings	74,490	80,892	1,528.6

F - 26

The scheduled maturity of long term borrowings is summarized below:

	As at
	March 31, 2012	September 30, 2012	September 30, 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Borrowings Repayable
Within one year (included in short-term borrowings)	12,220	8,932	168.8
In the second year	6,997	7,445	140.7
In two to five years	44,231	52,012	982.7
After five years	23,262	21,435	405.1

	86,710	89,824	1,697.3

Major loans and borrowings are as follows:

Working capital loans

The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and bank guarantees.

The working capital loan consist of Rs. 3,107 million ($58.8 million) under a US dollar denominated loan at Fujairah Interest on the working capital loan facility under US dollar denominated is based at LIBOR, plus 160 basis points. The same is secured against the inventories and receivables of Fujairah and also supported by a comfort letter by the SIIL.

BALCO has credit facilities from various banks for meeting working capital requirements, bank guarantees and bills discounting. Cash Credit limit with HDFC Bank, ICICI Bank, State Bank of India and Kotak Mahindra Bank is Rs 330 million ($ 6.2 million) and additional Cash Credit in books is Rs 493 million ($ 9.3 million) .Weighted average interest on cash credit utilization is 12.65%. Working capital facility from HDFC bank, ICICI Bank and State Bank of India is secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

Foreign currency loans

In November 2008, BALCO obtained a Foreign Currency loan facility of $25.0 million from DBS Bank Ltd, arranged by DBS Bank Ltd, Mumbai Branch, to meet its capital expenditure requirement on projects. The rate of interest payable on this facility is 6 Month LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. Facility is secured by first pari passu charges on all movable fixed assets including plant & machinery related 1200 MW power project and 3.25 LTPA Smelter projects both present and future along with secured lenders. The amount outstanding under this facility as of 31 March, 2012 and 30 September, 2012 was Rs. 1,269 million and Rs. 1,307 million ($24.7 million).

In July 2011, BALCO entered into an agreement with SBI London for External Commercial Borrowing of USD 200 Million to part finance for setting up a 3.25 LTPA Aluminium Smelter along with a Thermal Power Plant of 1200 MW at Korba. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project both present and future along with secured lenders. Company has drawn fully ECB amount of USD 200 Million. As at 31st March 2012 and September 30, 2012 the balance outstanding under this facility is Rs 10,008 million and Rs 10,327 million ($195.1 million) respectively. The interest rate on this facility is 6 Month LIBOR plus 260 basis points. The said outstanding amount is repayable in three annual equal installments starting from August 2016

In February 2011, on account of the acquisition of BMM, short-term borrowing from Exxaro Base Metals (Proprietary) Limited (Exxaro) amounting to ZAR 218.7 million was also acquired. Exxaro owns 26% non-controlling equity interest in BMM. This loan is interest free and has no fixed repayment terms. The As of March 31, 2012 the balance outstanding under this loan was Rs 436 million , which has been repaid by the company in the month of September 2012.

F - 27

Term loans

Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited, or IFL in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate or I-BAR. The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to SIIL pursuant to the novation agreement, has an effective interest rate of 10.5% from December 2009, and is repayable in twelve quarterly installments beginning from November 2008. The second loan of Rs. 250 million has an effective interest rate of 11.0% per annum is repayable in 16 quarterly installments beginning from November 2008. During the period ended September 30, 2012 the remaining balance was repaid. As of March 31, 2012 the balances due under the two loans were Rs. 31 million and These loans were unsecured.

SEL received a sanction of Rs 5,000 million loan from Bank of Baroda which is one of the banks who are likely to be part of consortium of bankers participating in term loan facility being set up out of the sanctioned limit of Rs 5,000 million, The interest rate of the loan is 150 basis points above State Bank Base Rate (SBBR), at present the same works out at 11.50% per annum. As at March 31, 2012, the balance due under this facility was Rs.2,500 million ($ 49.1 million) that has been repaid by company during the month of August 2012. As on September 30, 2012, no amount is outstanding under this facility.

In January 2012, VGCB was sanctioned a financial assistance in the form of Rupee term loan (RTL) of Rs.4,640 million from Axis Bank for financing the capital expenditure required towards the development, establishment, construction, operation and maintenance of Coal Handling Facilities and up gradation of General Cargo Berth at outer harbor of Visakhapatnam port. Current effective interest rate of RTL is 11.25%, which is a floating rate of interest revised on the basis of Axis Bank Base Rate and is repayable with in forty five unequal quarterly installments commencing December 2014. As at March 31, 2012 and September 30, 2012, the outstanding amount under this facility is Rs 1,079 million and Rs 2,335 million ($44.1 million) respectively. This loan is secured by first pari passu floating charge on movable & immovable assets of VGCB and unconditional and irrevocable corporate guarantee from SIIL.

Buyers’ credit

SEL had utilized extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2012, and September 30, 2012, the balance due under this facility was Rs.3,213 million and 1,001 million ($18.9 million), respectively. The outstanding loan as on September 30, 2012 bears interest at LIBOR plus 212 basis points. These are unsecured debts. They are repayable on various dates within the next one year.

In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from Axis Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As at March 31, 2012 and September 30, 2012, the balance outstanding under this facility is Rs 5,163 million and Rs. 1,989 million ($ 37.6 million) respectively. .The interest rate on this facility is 6 M LIBOR plus 198 basis points. The said outstanding amount is repayable from Oct 2012 to Sept 2014. The facility was funded by SBI Singapore, the BOB London, DBS Singapore, BOB Newyork, Bank of India Tokyo, SBI Newyork, Bank of India Jersey.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million for the purpose of import of capital goods and subsequently another facilities of Rs 2,500 million and Rs 7,500 million in December 2010 and October 2011 respectively from ICICI Bank which are secured by exclusive charge on assets to be imported under the facility. .As at March 31, 2012 and September 30, 2012, the balance outstanding under this facility is Rs.10,459 million and Rs.11,210 million ($211.9 million) respectively. The interest rate on these facilities is 6 months LIBOR plus 194 basis points. The said outstanding amount is repayable from October 2012 to March 2015.

In May 2010, BALCO obtained buyers credit facility of USD 50.0 million from DBS Bank Limited, Singapore for import of capital goods for projects. The facility is secured by first pari passu charge on capital goods imported under this facility. The interest rate on this facility is 6 M LIBOR plus 175 basis points. The outstanding amount is repayable from December 2012 to June 2013. The balance outstanding under the facility as at March 31, 2012 and September 30, 2012 was Rs. 1,423 million and Rs 1,135 million ($ 21.4 million) respectively.

In August 2010, Talwandi Sabo obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and a first charge on a pari passu basis on all the movable assets of Talwandi Sabo. As of March 31, 2012 and September 30, 2012, the balance outstanding under this facility was Rs 8,833 and Rs. 9,094 million ($ 171.8 million) respectively .The interest rate on this facility is LIBOR plus 194 basis points. The said outstanding amount is repayable from July 2013 to September 2014.

F - 28

In November 2011, Talwandi Sabo obtained a non-fund based limit of Rs.5,000 million from State Bank of India for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL. As of March 31, 2012 and September 30, 2012, the balance outstanding under this facility was Rs 4,971 million and Rs. 5,116 million ($ 96.7 million) .The interest rate on this facility is LIBOR plus 304 basis points. The said outstanding amount is repayable from December 2012 to September 2014.

In February 2012, Talwandi Sabo obtained a non-fund based limit of Rs.5,000 million from Axis Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and a sub servient charge on all the movable assets of Talwandi Sabo. As of March 31, 2012 and September 30, 2012, the balance outstanding under this facility was Rs 4,838 million and Rs. 4,986 million ($ 94.2 million) respectively. The interest rate on this facility is LIBOR plus 190 basis points. The said outstanding amount is repayable from April 2014 to September 2014.

In July 2012, Talwandi Sabo obtained a non-fund based limit of Rs.3,900 million from Punjab National Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL. As of September 2012, the balance outstanding under this facility was Rs. 3,443 million ($ 65.1 million) .The interest rate on this facility is LIBOR plus 150 basis points. The said outstanding amount is repayable from July 2013 to August 2013.

In March 2012, VGCB has obtained a non-fund based limit of Rs.1,500 million from Axis Bank for the purpose of import of capital goods, which is secured by a first pari passu floating charge on movable & immovable assets and unconditional & irrevocable corporate guarantee from SIIL. As of September 30, 2012, the balance outstanding under this facility was Rs. 721 million ($ 13.6 million). The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable within one year.

Non-convertible debentures

In April 2003, SIIL issued Rs. 1,000 million Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million, due in April 2010 and Tranche B, in the amount of Rs. 600 million, due in April 2013. Interest payable on these debentures is linked to annualized Government of India securities rates plus 190 basis points and the current rate fixed is 8%. These debentures are secured by certain of the Company’s immovable properties. As of March 31, 2012, and September 30, 2012 the outstanding balances were Rs. 600 million and Rs. 600 million ($11.3 million) respectively.

In November 2008, BALCO issued Rs. 5,000 million ($101.9 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures As at March 31, 2012 and September 30, 2012, the outstanding balance was Rs 5,000 million and Rs 5,000 million ($ 94.5 million) respectively.

Talwandi Sabo has issued non convertible debentures, or NCDs of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The NCDs are secured by first pari passu charge on the assets of Talwandi Saboo both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by SIIL. Debentures have tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As of March 31, 2012 and September 2012, the amount outstanding were Rs 14,982 million and Rs. 14,992 million ($ 283.3 million) respectively.

Commercial papers

During the period, SIIL has issued commercial paper twice worth Rs 4,423 million to various asset management companies for short term funding requirements at average cost of 9.2% p.a. The same has been repaid, as of September 30, 2012, outstanding balance is Nil. As on March 31, 2012, outstanding balance was Rs 4,977 million which was repaid on April 16, 2012.

F - 29

During the half year ended 30th September 2012, BALCO has issued Commercial Paper of Rs 9,930 million to Asset Management Companies/ Mutual Funds and has repaid Commercial Paper of Rs 5,280 million. As at 30th September 2012, Company has outstanding Commercial Paper of Rs 4,650 Million ($ 87.9 million) at average interest rate of 8.71%. These commercial papers are unsecured and repayable in October 2012 and December 2012.

During the period, SEL has issued commercial paper to various asset management companies for funding project payables. As on September 30, 2012 outstanding balance is Rs. 29,000 million ($547.9 million) bearing coupon rate ranging between 8.65% to 9.00%. The commercial papers were issued for short durations and are due for repayment from October 2012 to December 2012.

21. Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, SIIL raised US$500 million by issue of 4.00% Convertible Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares)* at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS. The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, SIIL has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which SIIL is required to pay contractually on October 30, 2014 is US$500 million, unless previously converted, redeemed or purchased and cancelled.

At inception, the difference between the proceeds received on issuance of the Convertible Notes and the fair value of the conversion option (which is an embedded derivative) has been allocated to the Convertible Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value recognised in the statement of income, and the Convertible Notes have been carried at amortised cost using an effective interest rate method.

The conversion option amounting to Rs.302 million ($ 5.9 million) and Rs.113 million ($ 2.2 million) and un-amortized borrowing costs amounting to Rs.93 million ($ 1.8 million) and Rs.74 million ($ 1.4 million) as of March 31, 2012 and September 30, 2012, respectively, are included along with the notes in consolidated statements of financial position.

22. Options to acquire subsidiary’s shares:

a. Call option — HZL

SIIL’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”) (since merged with SIIL), had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As at March 31, 2010 and 2011, the Government of India’s holding in HZL was 29.5%. The second call option provides SOVL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. From April 11, 2007, SOVL has the right to exercise the second call option. The option has no expiry date. The Company exercised the second call option via its letter dated July 21, 2009. The Government has stated that they are maintaining the same stand as in BALCO on the validity of the call option, and has refused to act upon the second call option. The Company has invoked the Arbitration clause for referring the matter to arbitration, and appointed an arbitrator, and requested the Government to nominate its arbitrator nominee so that Arbitral Tribunal is constituted. As the Government of India has not appointed its arbitrator, the Company filed an Arbitration application u/s 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court for constitution of arbitral tribunal. The Delhi High Court has, via its order dated May 18, 2010, directed the parties to appoint mediators for mediation of the dispute, and if mediation fails, arbitration will commence. The Government of India has intimated the appointment of Mr. Sanjiv Mishra (former retired government officer) as their mediator and SOVL had appointed Mr. Nimesh Kampani, chairman and managing director of JM financials Ltd., as its mediator. The mediation was not successful. Consequently an arbitral tribunal was constituted. The Company has filed its Statement of Claim and proceedings are in progress. The next date of hearing is fixed in July 2013.

F - 30

b. Call option — BALCO

SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, SIIL has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. SIIL exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. SIIL sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court on August 7, 2006 directed that the parties should attempt to settle the dispute by way of a mediation process as provided for in the SHA. However, as the dispute could not be settled through mediation, it was referred to arbitration as provided for in the SHA. Arbitration proceedings commenced on February 16, 2009. The Company has filed its claim statement with the Arbitration Tribunal. After the filing of the reply by the Government of India, the arbitration hearings concluded on August 29, 2010. The parties were directed to file their written submissions within three weeks. SIIL filed its written submission on September 20, 2010. However, in view of the subsequent judgement of the Bombay High Court, which supported the contentions made by SIIL, the arbitration tribunal has, at the request of Government of India, given an opportunity to both the parties to make oral submission on the judgement and the hearing for the same had been fixed on October 9, 2010. The Arbitration Tribunal in its majority award dated 25th January 2011 has rejected the claims of Sterlite on the ground that clauses on call option, right of first refusal, tag along right, restriction on transfer of shares are violative of section 111A(2) of the Companies Act, 1956. Sterlite has on 23rd April 2011, filed an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi for setting aside the award dated 25th January, 2011 to the extent to which it holds that clause 5.8, 5.3, 5.4 and 5.1(a) of the SHA is void, ineffective and inoperative by virtue of being violative of sub-section (2) of 111A of the Companies Act, 1956. The Government also challenged the majority award upholding the first valuation report and also SIIL’s right to buy at 75% of the valuation in the event of default by the Government, by way of an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi. The Delhi High Court has kept the Government of India’s application in abeyance until the Company’s application has been determined. The Company’s application is listed for final hearing on March 15, 2013.

23. Equity Share Capital

SIIL’s issued equity share capital as of March 31, 2012 and September 30, 2012 was Rs. 3,361 million ($63.5 million), consisting of 3,361,207,534 equity shares.

The shareholders of SIIL, in its annual general meeting held on June 11, 2010, approved the stock split of the equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. This has resulted an increase of 2,520,807,112 equity shares consisting of 840,400,422 equity shares on account of equity split and 1,680,406,690 equity shares due to bonus issue.

24. Dividends

Each equity share holder is entitled to dividends as and when declared by SIIL and pays dividends after obtaining shareholder’s approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On April 25, 2012 the board of directors of SIIL recommended a dividend of Rs. 1 per equity share for the year ended March 31, 2012, which was approved by the shareholders’ at the annual general meeting, held on July 14, 2012. The dividend and dividend distribution tax amounting to Rs.3,361 million ($63.5 million) and Rs.141 million ($2.6 million) respectively has since been paid.

On October 23, 2012 the board of directors of SIIL declared a interim dividend of Rs. 1.10 per equity share. The dividend and dividend distribution tax amounting to Rs. 3,697 million ($69.7 million) and Rs. Nil respectively has since been paid.

Dividends are payable from the profits determined under generally accepted accounting principles in India (“Indian GAAP”) from statutory standalone financial statements.

Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•

the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;

F - 31

•

the total amount to be drawn from the accumulated profits earned in previous years and transferred to reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilised to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

25. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the period ended September 30,	2011	2012
Weighted average number of ordinary shares for basic earnings per share	3,361,207,534	3,361,207,534
Effect of dilution:
Convertible notes	—	—

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,361,207,534	3,361,207,534

Computation of basic and diluted earnings per share

Basic earnings per share:

For the period ended September 30,	2011	2012	2012
	(Rs. in million except EPS data)
Profit for the period attributable to equity holders of the parent	22,821	24,563	464.2
Weighted average number of ordinary shares for basic earnings per share	3,361,207,534	3,361,207,534	3,361,207,534

Earnings per share	6.79	7.31	0.1

Diluted earnings per share:

For the period ended September 30,	2011	2012	2012
	(Rs. in million except EPS data)
Profit for the period attributable to equity holders of the parent	22,821	24,563	464.2
Adjustment in respect of convertible notes	—	—	—

Profit for the period after dilutive adjustment	22,821	24,563	464.2
Adjusted weighted average number of ordinary shares for diluted earnings per share	3,361,207,534	3,361,207,534	3,361,207,534

Earnings per share	6.79	7.31	0.1

F - 32

The Company has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because the inclusion would have been anti-dilutive.

For the period ended September 30,	2011	2012
Shares excluded from the calculation of dilutive EPS	85,737,600	85,737,600

26. Commitments, contingencies, and guarantees

In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which the Company does not expect any material losses, was Rs. 87,548 million ($1,654.4 million) as of September 30, 2012.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Company had significant capital commitments as of September 30, 2012 amounting to Rs. 105,976 million ($2,002.6 million), related primarily to capacity expansion projects, including commitments amounting to Rs. 55,076 million ($1,040.7 million) for its commercial power generation business and Rs. 7,449 million ($140.8 million) for capacity expansion at BALCO and Rs. 27,784 million ($525.0 million) at HZL.

Export obligations

The Company had export obligations of Rs. 147,717 million ($2,791.3 million) over the next eight years on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, its liability would be Rs. 23,295 million ($440.2 million), reduced in proportion to actual exports. Due to the remote likelihood of it being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its unaudited condensed consolidated interim financial statements.

ii. Contingencies

Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claim related to these liabilities is Rs. 9,004 million ($170.1 million). The Company has evaluated these contingencies and estimated that some of these claims may result in loss contingencies and hence has recorded Rs. 200 million ($3.8 million) as current liabilities as of September 30, 2012.

The claims by third party claimants amounted to Rs. 6,437 million ($121.6 million) as of September 30, 2012. No liability has been recorded against these claims, based on the Company’s expectation that none of these claims will become its obligations. Although the results of legal actions cannot be predicted with certainty, it is the opinion of the Company’s management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations.

Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the unaudited condensed consolidated interim financial statements.

Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and others amounting to Rs. 2,234 million ($42.2 million), being the proportionate share of the Company in the referred contingencies as at September 30, 2012. The Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material adverse effect on Company’s financial conditions or results of operations.

F - 33

b. Guarantees

The Company has given guarantees in the normal course of business for the purpose as stated below as of September 30, 2012:

•

Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 12,474 million ($235.7 million) for import of goods including capital equipment at concessional rates of duty. The Company does not anticipate any liability on these guarantees.

•

Corporate guarantee of Rs. 31,000 million ($632.0 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company also issued corporate guarantees of Rs. 14,384 million ($293.3 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company will be liable to pay the dues to the Government of India. The Company does not anticipate any liability on these guarantees.

•

Bank guarantee amounting to AUD 5.0 million (Rs. 276 million or $5.2 million) as of September 30, 2012, in favor of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities by CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($6.1 million). These liabilities have been fully recognized in the Company’s unaudited condensed unaudited condensed consolidated interim financial information. The Company does not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 160 million or $3 million) as of September 30, 2012, in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 158 million ($3 million). The environmental liability has been fully recognized in the Company’s unaudited condensed unaudited condensed consolidated interim financial information. The Company does not anticipate any additional liability on these guarantees.

•

Performance bank guarantees amounting to Rs. 1,080 million ($20.4 million) as of September 30, 2012. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of September 30, 2012 was Rs. 4,642 million ($87.7 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 674 million ($12.7 million) for litigation, against provisional valuation and for other liabilities. The Company does not anticipate any liability on these guarantees.

The Company’s outstanding guarantees cover obligations aggregating Rs. 64,253 million ($1,214.2 million) as of September 30, 2012, the liabilities for which have not been recorded in its unaudited condensed consolidated interim financial statements.

c. Other matters

i)	Asarco had filed a suit in US Court against the Company for alleged breach of the Purchase and Sale agreement signed in May 2008.

US Bankruptcy Court heard the matter and vide its order dated February 13, 2012 and February 27, 2012, has ruled that Asarco is entitled to a gross amount of US$ 132.8 million in incidental damages. This amount shall be reduced by US$ 50 million paid to Asarco in December 2009, making Asarco entitled for a net amount of US$ 82.75 million. In the interim, the Company has recognized Rs 4,233 million ($ 79.9 million) in the financial statements during the year. Court has rejected the Company’s application of refund of US$ 50 million. The company and Asarco have filed notice of appeal against this judgement.

Asarco has filed a notice of appeal against this judgement. Additionally, Asarco has also filed a motion seeking pre-judgement interest on the aforesaid damages and for reimbursement legal fee and expenses of $37.0 million. Bankruptcy Court heard the matter on April 3, 2012 and rejected Asarco’s motion for $37.0 million additional interest and legal expenses.

F - 34

ii)

In response to various writ petitions filed in the year 1996-98 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order dated 28th September 2010 ordered the closure of the smelter at Tuticorin, The Company has filed Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court and the Hon’ble Supreme Court stayed the order of the High Court. The Hon’ble Supreme Court in subsequent hearings directed Tamilnadu Pollution Control Board (‘TNPCB”) to issue directions to implement the improvement measures suggested by National Environmental Engineering Research Institute (“NEERI”), Central Pollution Control Board (“CPCB”) and them. The Company has complied with all the directives issued by TNPCB. The matter was last heard on November 6, 2012 and judgemant is awaited. Interim stay order granted by the Hon’ble Supreme Court continues and the unit continues to operate at rated capacity.

27. Segment Information

The Company is primarily in the business of non-ferrous mining and metals in India, Namibia, South Africa, Ireland and Australia. The Company has six reportable segments: copper, zinc India, zinc international, aluminum, power and other. The management of the Company is organized by its main products: copper, zinc, aluminum and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board who has been identified as the CODM in deciding how to allocate resources and in assessing performance.

The power segment for the period ended September 30, 2011 has been reclassified and now comprises independent power plants at SEL, Talwandi Sabo, Wind power at HZL and CPP 270 MW at Balco. The same has been reclassified in accordance with March 31, 2012 segment disclosures, accordingly information for the period ended September 2011has been restated.

Copper

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE.

Zinc India

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2012. HZL’s operations include four lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant, one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

Zinc International

The Company’s zinc International business comprises 100 per cent of Skorpion, which owns the Skorpion mine and refinery in Namibia, 100 per cent of Lisheen, which owns the Lisheen mine in Ireland and a 74 per cent stake in Black Mountain, whose assets include the Black Mountain mine and the Gamsberg mine project in South Africa.

Aluminum

The aluminum business is owned and operated by BALCO. BALCO’s operations include two bauxite mines, one alumina refinery, one aluminum smelter and two power plants, of which the 270 MW power plant is now used for commercial purposes, since the shutdown of the 100,000 tpa smelter, in the State of Chhattisgarh in Central India.

Power

The Company’s power business comprises Sterlite Energy Limited (“SEL”) and Talwandi Sabo Power Limited (“TSPL”) engaged in the power generation business in India. SEL commenced construction of its 2,400 MW (four

F - 35

units of 600 MW each) thermal coal-based commercial power facility in the State of Orissa in Eastern India and three units of 600 MW had been capitalised till March 31, 2012 and the fourth unit is under trial run. TSPL had signed a power purchase agreement with the Punjab State Authorities for the establishment of 1,980 MW and is a development stage enterprise in the process of constructing the power plant. Power business also include the 274 MW of wind power plants commissioned by HZL and 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009.

Other

The operating segment “other” includes Paper, infrastructure and other activities.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit (Earnings before interest, depreciation and tax) amounts are evaluated regularly by the board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 351 million, Rs. 622 million and Rs. 383 million ($7.2 million) which is at cost for the periods ended September 30, 2011, March 31, 2012 and September 30, 2012.

F - 36

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the periods ended September 30, 2011, March 31, 2012 and September 30, 2012.

a. For the Six-month period ended September 30, 2011(Restated)

	Copper	Zinc India	Zinc International	Aluminum	Power	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Revenue
Sales to external customers	99,380	53,438	20,696	14,408	11,650	1,020	—	200,592
Inter-segment sales	—	—	1,418	14	719	—	(2,151)	—

Segment revenue	99,380	53,438	22,114	14,422	12,369	1,020	(2,151)	200,592

Results
Segment profit	7,082	29,484	9,877	2,497	3,028	(15)	—	51,954
Depreciation and amortization	(1,021)	(2,477)	(5,582)	(1,243)	(1,618)	(0)	—	(11,942)

Operating profit	6,061	27,007	4,295	1,254	1,410	(15)	—	40,012

Finance and other costs								(7,377)
Investment and other income								15,152
Share in consolidated profit of associate								(4,794)

Profit before tax								42,993
Income Tax expense								(9,648)

Profit for the year								33,345

Assets and liabilities
Assets
Segment assets	86,611	97,786	68,970	98,387	117,026	1,941	—	470,721
Financial assets investments								1,138
Short-term investments								202,153
Cash and cash equivalent								23,303
Loan to related parties								97,716
Current tax asset								145

Total assets								795,176

Liabilities
Segment liability	59,731	9,301	10,184	14,742	15,308	6,333	—	115,599
Short-term borrowings								48,650
Current tax liabilities								2,097
Long term borrowings								40,500
Convertible notes								20,819
Deferred tax liabilities								24,237

Total liabilities								251,902

Additions to property, plant and equipments	2,939	9,742	1,014	9,863	11,310	—	—	34,868

F - 37

b . For the year ended March 31, 2012:

	Copper	Zinc India	Zinc International	Aluminum	Power	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)

Revenue
Sales to external customers	201,647	111,319	41,272	31,189	24,333	2,403	—	412,063
Inter-segment sales	—	—	1,499	30	1,128	—	(2,657)	—

Segment revenue	201,647	111,319	42,771	31,118	25,461	2,403	(2,657)	412,063

Results
Segment profit	9,943	59,254	17,367	3,998	5,881	(46)	—	96,397
Depreciation and amortization	(2,173)	(5,236)	(11,359)	(2,653)	(3,681)	(1)	—	(25,103)

Operating profit	7,770	54,018	6,008	1,345	2,200	(47)	—	71,294

Finance and other costs								(12,042)
Investment and other income								28,829
Share in consolidated profit of associate								(8,767)

Profit before tax								79,314
Income Tax expense								(20,077)

Profit for the year								59,237

Assets and liabilities
Assets
Segment assets	74,884	98,343	69,485	103,278	143,082	3,230	—	492,302
Financial assets investments								9,620
Short-term investments								216,283
Cash and cash equivalent								17,232
Loan to related parties								106,834
Current tax asset								618

Total assets								842,889

Liabilities
Segment liability	61,465	9,419	10,237	15,077	20,815	759	—	117,772
Short-term borrowings								53,983
Current tax liabilities								539
Long term borrowings								53,123
Convertible notes								21,367
Deferred tax liabilities								24,920

Total liabilities								271,704

Additions to property, plant and equipments	5,909	15,578	2,320	19,253	35,701	—	—	78,761

F - 38

c . For the Six-month period September 30, 2012:

	Copper	Zinc India	Zinc International	Aluminum	Power	Others	Elimination	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

Revenue
Sales to external customers	107,169	53,872	21,426	16,367	17,266	2,691	—	218,791	4,134.4
Inter-segment sales	—	—	—	30	422	—	(452)	—	—

Segment revenue	107,169	53,872	21,426	16,397	17,688	2,691	(452)	218,791	4,134.4

Results
Segment profit	6,012	27,562	7,361	1,423	6,042	(16)	—	48,384	914.3
Depreciation and amortization	(1,200)	(2,873)	(5,975)	(1,201)	(2,423)	(0)	—	(13,672)	(258.3)

Operating profit	4,812	24,689	1,386	222	3,619	(16)	—	34,712	656.0

Finance and other costs								(5,861)	(110.8)
Investment and other income								18,620	351.9
Share in consolidated profit of associate								(3,862)	(73.0)

Profit before tax								43,609	824.1
Income Tax expense								(7,847)	(148.3)

Profit for the year								35,762	675.8

Assets and liabilities
Assets
Segment assets	76,472	112,918	61,666	109,307	157,670	7,525	—	525,559	9,931.4
Financial assets investments								8,942	169.0
Short-term investments								221,313	4,182.0
Cash and cash equivalent								11,705	221.2
Loan to related parties								119,401	2,256.2
Current tax asset								278	5.3

Total assets								887,197	16,765.1

Liabilities
Segment liability	61,317	11,584	10,144	17,045	24,380	765	—	125,235	2,366.6
Short-term borrowings								56,549	1,068.6
Current tax liabilities								2,156	40.8
Long term borrowings								58,289	1,101.5
Convertible notes								22,603	427.1
Deferred tax liabilities								22,166	418.9

Total liabilities								286,998	5,423.5

Additions to property, plant and equipments	2,859	7,477	892	6,265	16,837	—	—	34,330	648.7

F - 39

28. Related Party Transactions

The Company enters into transactions in the normal course of business with its related parties, including its parent, Vedanta and its subsidiaries and companies over which it has significant influence. The significant transactions relate to normal sale and purchase of goods, and investments. All inter-company transactions and balances are eliminated in consolidation. A summary of significant related party transactions for the Six-month period ended September 30, 2011 and 2012 is noted below:

Enterprises where the principal shareholders have control or significant influence

•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Vedanta Resources Holding Limited (“VRHL”)

•	Vedanta Jersey Investments Limited (“VJIL”)

•	Welter Trading Limited (“WTL”)

•	Sterlite Iron and Steel Company Limited (“SISCL”)

•	Konkola Copper Mines Plc (“KCM”)

•	Sterlite Technologies Limited (“STL”)

•	Gaurav Overseas Private Limited

•	Vedanta Foundation (formerly Sterlite Foundation)

•	Anil Agarwal Foundation

•	Vedanta Medical Research Foundation (“VMRF”)

•	Political and Public Awareness Trust (“PPAT”)

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Resources Limited

•	Sesa Mining Corporation Private Limited

•	Cairn India Limited (“CIL”)

Fellow subsidiary cum associate

Vedanta Aluminium Limited (“Vedanta Aluminium”)

Key managerial personnel

•	Mr. Anil Agarwal, Non executive chairman

•	Mr. Navin Agarwal, Executive vice-chairman

•	Mr. Tarun Jain, Director of finance

•	Mr. D. D. Jalan, Chief Financial Officer and Whole time director

•	Mr. M. S. Mehta, Chief Executive Officer

The Company enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and its subsidiaries and Companies over which it has significant influence. A summary of significant related party transactions for the period ended September 30, 2011 and 2012 is noted below.

F - 40

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

	For the Period ended September 30,
	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Sales
STL	1,299	776	14.7
MALCO	1	1	0.0
Vedanta Aluminium	253	110	2.1

Total	1,553	887	16.8

Purchases of goods/services
STL	165	230	4.3
Sesa Goa	9	14	0.3
Vedanta Aluminium	2,462	2,985	56.4
MALCO	179	1,081	20.4

Total	2,815	4,309	81.4

Rent income
Vedanta Aluminium	6	17	0.3

Total	6	17	0.3

Interest income / (Finance costs)
Vedanta	(3)	25	0.5
VRHL	(15)	—	—
Vedanta Aluminium	4,208	4,763	90.0
VJIL	35	24	0.5
Welter	51	60	1.1
STL	—	3	0.1
Twinstar	—	23	0.4

Total	4,276	4,898	92.5

Dividends Paid
MALCO	(132)	(120)	(2.3)
Twin Star	(2,020)	(1,826)	(34.5)

Total	(2,152)	(1,946)	(36.8)

Management fees expenses
Vedanta	(113)	(137)	(2.6)

Total	(113)	(137)	(2.6)

Service Income
Vedanta	5	5	0.1

Total	5	5	0.1

Loans given/(repaid) during the period
Vedanta Aluminium	10,000	—	—
Vedanta Aluminium	—	(2,500)	(47.2)
Vedanta	—	11	0.2
Welter	—	5,743	109
Twinstar	—	590	11.2

Total	10,000	3,844	72.6

Loans taken/(repaid) during the period
VRHL	(4,900)	—	—

Total	(4,900)	—	—

Guarantees outstanding given / (taken)**
Vedanta Aluminium	45,384	45,384	857.6
Vedanta	(10,764)	(6,325)	(119.5)

Total	34,620	39,059	738.1

Donations
Sterlite Foundation	31	37	0.7
VMRF	75	96	1.8
PPAT	—	50	0.9

Total	106	182	3.4

**	Maximum guarantee amount and does not represent actual liability.

F - 41

The significant receivables from and payable to related parties as at September 30, 2011 and 2012 are set out below:

	As at March 31 2012	Period ended September 2012	Period ended September 2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Receivable from:
STL	322	307	5.8
Vedanta Aluminium	4,937	9,472	179.0
Malco	21	—	—
Vedanta	14	38	0.7
WTL	32	91	1.7
CIL	1	5	0.1
KCM	47	3	0.1
Sesa Goa	6	10	0.2
Twin Star	3	24	0.5
Anil Agarwal Foundation	1	—	—
Sesa Resources Limited	1	—	—
Sesa Mining Corporation Private Limited	2	—	—
Gaurav Overseas Private Limited	88	88	1.7
VS Dempo	—	1	0.0
DMCPL	—	1	0.0
VJIL	26	45	0.9
SISCL	17	20	0.4

Total	5,528	10,104	190.9

Loans to:
Vedanta Aluminium	95,514	93,014	1,757,6
Twinstar	2,558	3,225	60.9
Vedanta	4,354	4,495	84.9
WTL	9,067	15,084	285.0
VJIL	3,479	3,583	67.7

Total	114,972	119,401	2,256.3

Payable to:
STL	3	37	0.7
Vedanta Aluminium	1,251	1,513	28.6
Vedanta	1,539	371	7.0
MALCO	53	45	0.9
KCM	12	—	—

Total	2,858	1,967	37.2

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made in ordinary course of business There have been no guarantees provided or received for any related party receivables or payables. For the period ended September 30 2011 and 2012, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Loan to holding company

The Company has given a loan to Vedanta to finance general corporate purpose. The loan balance as at September 30, 2012 of Rs. 4,495 million ($ 84.9 million) carries an interest rate of 1.05% per annum and is for a period of one year. This loan is repayable in November 2012 and January 2013.

F - 42

Loan to associates

The loan granted to Vedanta Aluminium is intended to finance its planned capital expenditures. The loan is unsecured. The loan balance as at September 30, 2012 amounting to Rs. 93,014 million ($ 1,757.6 million) and interest is charged at bank rate (as declared by Reserve Bank of India “RBI”) plus 2% on a loan of Rs. 7,390 million ($ 139.6 million) (with a tenure of 10 years), Rs. 30,000 million ($ 566.9 million) in 9% cumulative preference shares with the maturity of 10 years (conversion of short term loans into preference shares during the year) and at 10.25% - 10.5% on Rs. 55,624 million ($ 1,051.1 million) (repayable within a period of one year),

Loan to fellow subsidiary

The Company has provided loans to WTL for finance general corporate purposes. The loan balance as at September 30, 2012 of Rs 15,083 million ($285 million). Out of which Rs. 5,388 million ($ 101.8 million) carries an interest rate of 1.05% per annum, Rs. 3,952 million ($ 74.7 million) carries an interest rate of 0.75% per annum, Rs. 3,378 million ($ 63.8 million) carries an interest rate of 1.73% and Rs. 2,365 million ($ 44.7 million) carries an interest rate of 1.35% and is unsecured. These loans are repayable between November 2012 and August 2013.

The Company has granted loans to Twin Star to finance general corporate purpose. The loan balance as at September 30, 2012 of Rs 3,225 million ($ 60.9 million). Of which Rs. 2,634.9 million ($ 49.8 million) carries an interest rate of 1.5% per annum and Rs. 590 million ($ 11.2 million) carries an interest rate of 1.35% per annum and is unsecured. These loans are repayable in March 2014 and July 2013 respectively.

The Company has granted loan to VJIL to finance general corporate purpose. The loan balance as at September 30, 2012 of Rs 3,583 million ($ 67.7 million) carries an interest rate of 1.3% per annum and is unsecured. This loan is repayable in March 2013.

Details of transactions during the year with post retirement trusts:

	For the Period ended September 30,
	2011	2012	2012
	(Rs. in million)	(Rs. in million)	(US dollars in million)

Balco Employees Provident Fund Trust	61	69	1.3
Hindustan Zinc Ltd Employees Contributory
Provident Fund Trust	123	132	2.5

Total	184	201	3.8

29. Merger with Sesa Goa

The Board of Directors of the Company in its meeting held on February 25, 2012 approved the Scheme of Amalgamation and Arrangement (the Scheme) for merger of the Company into Sesa Goa Limited (‘SGL’) with the appointed date as April 1, 2011, subject to necessary approvals from various statutory authorities and the Jurisdictional Hon’ble High Court. In the Court convened meetings, the equity shareholders of the respective Companies have approved the scheme with requisite majority. The petition was heard by the Hon’ble High Court of Madras and the same has been reserved for order. The petition is being heard by the Hon’ble High Court of Bombay at Goa.

The Scheme shall come into effect upon sanction by the respective jurisdictional High Court and other statutory approvals (‘effective date’). The Company shall be merged into Sesa Goa, and Sesa Goa shall be the surviving company of the Merger.

Upon effectiveness of the Scheme, every shareholder of Company, holding 5 (Five) fully paid-up equity shares of Re. 1 each shall be entitled to receive 3 (Three) fully paid-up equity shares of Re. 1 each in the Sesa Goa Limited and every person holding ADSs or FCCBs, in the Company shall be entitled to receive ADSs or FCCBs in the Sesa Goa Limited issued on the similar terms and conditions and having proportionate underlying equity shares of the Sesa Goa Limited.

Upon the occurrence of the effective date, the name of Sesa Goa shall be changed from “Sesa Goa Limited” to “Sesa Sterlite Limited”.

F - 43

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal 2012. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a non-ferrous metals and mining company with operations in India, Australia, Namibia, South Africa and Ireland. We also have a non-controlling interest in Vedanta Aluminium, an alumina refining and aluminium smelting company, and have developed a commercial power generation business in India, leveraging upon our experience in building and operating captive power plants to support our copper, zinc and aluminium businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminium businesses in 2002 and 2001, respectively through the Government of India privatization programs, acquiring the zinc business of Anglo American Plc in Nambia, South Africa and Ireland during fiscal 2011 and by successfully growing our acquired businesses.

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($1,513.1 million). This business categorized as ‘Zinc International’, comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($706.7 million). On February 4, 2011, we announced the completion of the acquisition of 74.0% stake in BMM for a consideration of Rs. 11,965 million ($260.2 million). On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate on the date of each such acquisition.

Effective November 28, 2011, THL Zinc Holding BV acquired 100.0% shares of Lakomasko BV, an indirectly wholly owned subsidiary of Vedanta Resources Plc, or Vedanta for a total consideration of $37.7 million. Vedanta Resources Plc owns 58.02% of shares in the Company. Lakomasko BV is a private company incorporated under the laws of Netherlands and holds 8.78% equity shares of Hudbay Minerals Inc., a company incorporated in Canada and listed on the New York and Canadian stock exchanges.

On February 25, 2012, we, Sesa Goa Limited, or Sesa Goa, and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and a consolidation of various subsidiaries held within Vedanta through a Scheme of Arrangement under Indian law. The Scheme of Arrangement is subject to certain approvals. For further information, please see “Item 5: Operating and Financial Review and Prospects — Recent Developments — Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite” on page 143 of our annual report for the year ended March 31, 2012 on Form 20-F.

Our equity shares are listed and traded on the National Stock Exchange and the Bombay Stock Exchange. Our equity shares have been included in BSE sensex, a diversified index of 30 Indian stocks listed on the BSE, since July 28, 2008. Our ADSs are quoted on the NYSE (NYSE: SLT).

We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•

the segment profit, calculated by adjusting operating profit for depreciation and amortization, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	Six months ended September 30,
	2011	2012
	(In percentages)

Revenue:
Copper	49.5	49.0
Zinc India	26.6	24.6
Zinc International	11.0	9.8
Aluminium	7.2	7.5
Power	6.2	8.1
Corporate and others	(0.6)	1.0

Total	100.0	100.0

Operating Profit:
Copper	15.1	13.9
Zinc India	67.5	71.1
Zinc International	10.7	4.0
Aluminium	3.1	0.6
Power	3.5	10.4
Corporate and others	—	0.0

Total	100.0	100.0

Segment Profit(1) :
Copper	13.6	12.4
Zinc India	56.8	57.0
Zinc International	19.0	15.2
Aluminium	4.8	2.9
Power	5.8	12.5
Corporate and others	—	0.0

Total	100.0	100.0

Note:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating revenue to segment profit for the periods presented:

	Six months ended September 30,
	2011		2012		2012
	(in millions)
Copper:
Segment Result	Rs.	6,061	Rs.	4,812		$90.9
Plus:
Depreciation and amortization	Rs.	1,021	Rs.	1,200		$22.7

Segment profit	Rs.	7,082	Rs.	6,012		$113.6

Zinc India:
Segment result	Rs.	27,007	Rs.	24,689		$466.5
Plus:
Depreciation and amortization	Rs.	2,477	Rs.	2,873		$54.3

Segment profit	Rs.	29,484	Rs.	27,562		$520.8

Zinc International:
Segment result	Rs.	4,295	Rs.	1,386		$26.2
Plus:
Depreciation and amortization	Rs.	5,582	Rs.	5,975		$112.9

Segment profit	Rs.	9,877	Rs.	7,361		$139.1

Aluminium:
Segment result	Rs.	1,254	Rs.	222		$4.2
Plus:
Depreciation and amortization	Rs.	1,243	Rs.	1,201		$22.7

Segment profit	Rs.	2,497	Rs.	1,423		$26.9

Power:
Segment result	Rs.	1,410	Rs.	3,619		$68.4
Plus:
Depreciation and amortization	Rs.	1,618	Rs.	2,423		$45.8

Segment profit	Rs.	3,028	Rs.	6,042		$114.2

Corporate and Others:
Segment result	-Rs.	15	-Rs.	16	-$	0.3
Plus:
Depreciation and amortization		—		—		—

Segment profit	-Rs.	15	-Rs.	16	-$	0.3

Business Summary

Our company is comprised of the following business segments:

•

Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant, a copper rod plant, a doré anode plant and two diesel generators which were previously used for captive power generation at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The first 80 MW unit of a 160 MW coal based captive power plant at Tuticorin was synchronised on September 30, 2012. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements, and a copper rod plant and a precious metal refinery in Fujairah in the UAE. Our primary products are copper cathodes and copper rods. The other products are acids, anode slime, Gold and Silver bars.

•

Zinc India. Our zinc business in India is owned and operated by HZL, India’s leading zinc producer with a 82.0% market share by volume of the Indian zinc market in fiscal 2012, according to the India Lead Zinc Development Association (ILZDA). We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). We have exercised a call option to acquire Government of India’s stake in Zinc India, although the exercise is currently subject to dispute. HZL is a fully integrated zinc producer with operations including four lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants, one silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant at our Vizag facility in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar, one zinc- ingot melting and casting plant, one lead-ingot melting and casting plant and one silver refinery at Pantnagar in the State of Uttarakhand in North India. Operations at the Vizag zinc smelter, were suspended during the last quarter of fiscal 2012. HZL’s primary products are zinc and lead ingots and silver.

•

Zinc International. In fiscal 2011, we completed the acquisition of the zinc business of Anglo American Plc for a total cash consideration of Rs. 69,083 million ($1,513.1 million). This acquisition resulted in our 100.0% ownership of the Skorpion mines in Namibia, the 74.0% ownership of BMM which includes the Black Mountain mine and the Gamsberg project in South Africa and the 100.0% ownership of the Lisheen mines in Ireland. The zinc business of Anglo American Plc has been categorized as a separate segment “Zinc-International”. The primary products are zinc ingots and zinc and lead concentrate.

•

Aluminium. Our aluminium business is primarily owned and operated by BALCO, one of the four primary producers of aluminium in India with an 18.0% primary market share by production volume in fiscal 2012, according to Aluminium Association of India (AAI). BALCO’s primary products are aluminium ingots, rods and rolled products. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of

India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s partially integrated operations currently include two bauxite mines, two power plants (one of which is used to produce power for captive consumption and the other that is used for commercial purposes) and one alumina refinery, operations of which have been suspended at our Korba facility in the State of Chhattisgarh in Central India. The Mainpat mining lease for one of our bauxite mines expired on July 8, 2012. We have applied for the renewal of the mining lease for a further period of ten years from July 2012 and are awaiting the approval from the necessary mining authorities.

The operations of the aluminium refinery have been stopped since September 2009. Operations at our older 100,000 tpa aluminium smelter was partially suspended from February 2009 and ceased on June 5, 2009. Following the shutdown of the 100,000 tpa aluminium smelter, power from the the associated 270 MW captive power plant of this aluminium smelter is sold in the merchant power market. Revenue from the power sold from the 270 MW unit, which was previously considered under the aluminium segment during the six-month period ended September 30, 2011 has been reclassified under the power segment. Accordingly, the comparative information for the six-month period ended September 30, 2011 has been restated for this change.

BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO received the Environmental clearance on May 24, 2012 and the second stage forest clearance for the 211.0 million tons coal block on November 14, 2012. We are currently awaiting the approval for diversification of forest land and execution of the mining lease, after which we shall commence the mining operations at the coal block. In addition, BALCO is constructing a thermal coal-based 1,200 MW captive power facility, , in the State of Chhattisgarh. The first unit of 300 MW is expected to be synchronized in the third quarter of fiscal 2013, and the remaining three units, progressively, in every subsequent quarter. BALCO commenced operations at its 245,000 tpa aluminium smelter in 2005. Further, BALCO has commenced setting up its 325,000 tpa aluminium smelter which is expected to be completed for first metal tapping by the fourth quarter of fiscal 2013.

•

Power. The power segment included independent power plants at SEL, TSPL and wind power at HZL prior to March 31, 2012. The segment is now reclassified to include the power sold from BALCO’s 270MW captive power plant as well, which was earlier considered under the aluminium segment. In compliance with IFRS 8, this classification was retroactively applied effective from April 1, 2011 and accordingly comparative information for the six months ended September 30, 2011 has been restated for this change.

Our power business comprises of SEL and TSPL. SEL commenced construction of its 2,400 MW (four units of 600MW each) thermal-based commercial power facility in the State of Odisha in Eastern India. Three units of 600 MW have been commissioned and the fourth unit is under trial run. Our current evacuation capacity at the plant is 1,850 MW and we are working towards enhancing it by an additional 1,000MW transmission by fourth quarter of fiscal 2013.We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal, Government of India to support this facility. These allocated coal blocks are regarded as non-reserve coal deposits. Our commercial power generation business also includes 274 MW of wind power plants commissioned by HZL and a 270 MW power plant at BALCO’s Korba facility which was previously used for captive use before the shutdown of the 100,000 tpa aluminium smelter at Korba on June 5, 2009.

Further, in July 2008, SEL was awarded the tender by the Government of Punjab for a project to build a 1,980 MW (comprising three units of 660 MW each) thermal coal-based commercial power plant at Talwandi Sabo TSPL, in the State of Punjab, India. The first 600 MW unit of the project is expected to be synchronised by second quarter of fiscal 2014.

•	Corporate and Others. Our other business segment includes infrastructure, paper and other activities.

Vedanta Aluminium

We hold a 29.5% ownership interest in Vedanta Aluminium. The remaining 70.5% of Vedanta Aluminium is owned by Vedanta. Vedanta Aluminium is not part of our consolidated group of companies. Vedanta Aluminium operates a 1.0 million tpa alumina refinery,which was commissioned in March 2010. In addition, Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. All nine units of 135 MW have been commissioned. In addition, Vedanta Aluminium is expanding its alumina refining capacity at Lanjigarh to 5.0 million tpa, subject to government approvals. The construction of the alumina refinery is on hold. Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda. Vedanta Aluminium continues to evaluate the start-up of the 1.25 million tonne smelter at Jharsuguda and in the meantime are working on completing the project ready for operations.

The Ministry of Environment and Forests (“MOEF”) rejected issue of final stage forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery of Vedanta Aluminium. The Hon’ble Supreme Court had however earlier in 2008 in-principle approved diversion of forest land for mining. OMC has filed a writ petition challenging aforesaid action of MOEF in the Hon’ble Supreme Court which is pending disposal.

With regard to the Expansion Project at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in Vedanta Aluminium’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, Vedanta Aluminium has applied afresh for environmental clearance and the application is under process. MOEF has now sought certain clarification from the Government of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, Vedanta Aluminium has put the expansion activity on hold. The above matters are critical to the planned operations of Vedanta Aluminium. Vedanta Aluminium has temporarily shut down the alumina refinery due to paucity of bauxite from December 5, 2012. Vedanta Aluminium expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa or other states to continue its operations and that the above issues will be satisfactorily resolved

Global Economic Conditions

Ongoing European sovereign debt crisis and fears of moderation in growth of China has built pressure on the global economy in the last year. Though the growth rate in China and India has been stronger than other economies, lower demand in China combined with high inflation has put pressure on the profitability of mining companies. We remain positive on the outlook for commodity market in the medium to long term and we consider ourselves to be geographically well placed, as urbanisation and industrialization, primarily in developing countries such as India will continue to fuel consumption of basic commodities.

Passive Foreign Investment Company

As discussed in our annual report on Form 20-F for the financial year ended March 31, 2012, declines in the market prices of our equity shares and ADSs (or changes in the composition of our income or assets) may increase the likelihood that we will be treated as a passive foreign investment company, or (PFIC), for United States federal income tax purposes for our current or any subsequent taxable year. While we will be unable to determine if we are a PFIC until the end of our taxable year ended March 31, 2013, if we are treated as a PFIC, certain adverse United States federal income tax consequences could apply to a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F) holding an ADS or equity share during such year. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections. For more details, refer to “Item 3. Key Information — D. Risk Factors — Risks Relating to our ADSs — We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders” and “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and other countries of operation and exchange rates.

Metal Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the treatment charge and refining charge (TcRc) of copper in our copper business and aluminium by the commodity prices of the metals that we produce, which are based on the London Metal Exchange Limited or LME prices, in our zinc and aluminium businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the half year ended , commodity markets were influenced by ongoing, unresolved sovereign debt concerns in Europe, a continuing gradual slowdown in the economy in China and uncertainty about the pace and sustainability of the US economy, among other factors. The metals attracted lower prices than the previous year as a result of declining demand in Europe and less demand growth in China.

For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations — Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs” in our annual report on 20F.

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 93.0% of our copper concentrate requirements during the six months ended September 2012, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid, precious metals and gypsum, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the periods indicated:

	Six months ended September 30,
	2011		2012
	(in US cents per pound)
Copper TcRc	13.4	¢/lb	11.8	¢/lb

The LME price of copper affects our profitability for the portion of our copper business where we source copper concentrate from our own mine, which accounted for approximately 7% of our copper concentrate requirements during the six-month period ended September 30, 2012. This proportion is expected to decrease in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2015 and also as we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for the periods indicated:

	Six months ended September 30,
	2011	2012
	(in US dollars per ton)
Copper LME	$9,057	$7,785

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminium. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and lead and silver prices and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and in the six month ended September 30, 2012, sourced 1% of its alumina requirements from third party suppliers and the remaining alumina was supplied by Vedanta Aluminium. The bauxite is transferred to Vedanta Aluminium’s alumina refinery, which converts the bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to Vedanta Aluminium based on Vedanta Aluminium’s actual cost of production plus a reasonable margin. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining, transportation costs, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less the cost of the sourced alumina and our cost of production.

The following table sets forth the daily average zinc and aluminium LME prices for the periods ended:

	Six months ended September 30,
	2011	2012
	(in US dollars per ton)
Zinc LME	$2,236	$1,906
Lead LME	$2,503	$1,974
Aluminium LME	$2,495	$1,947
Silver LBMA*	$1,235	$952

*	Silver denominated in $/kg

India Market Premium

Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.

Hedging

We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “Item 11 — Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk” in our annual report on Form 20-F.

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission (“CERC”) determines tariffs for the supply of electricity by a generating company. In case of shortgage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity pursuant to an agreement entered into between a generating company and licenses for up to one year. Under the guidelines issued by the Ministry of Power, determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply scenario in the power market. The average power realization price for the six months ended September 30, 2011 and 2012 was Rs. 3.48 per unit and Rs. 3.44 per unit respectively.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price of copper metal for the relevant quotational period less a treatment charge and refining charge (TcRc) that we negotiate with our suppliers, including with CMT, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with both external suppliers and CMT exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminium business, which has high energy consumption due to the power-intensive nature of aluminium smelting operation, sources some of its thermal coal requirement from a subsidiary of Coal India, under a five-year supply agreement entered into in April 2008. BALCO sourced 58% and 59% of its coal requirement during the six-month period ended September 2011 and 2012 respectively under this agreement. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

In January 2006, we were allotted a 31.5 million ton share in the Madanpur Coal Block for use in HZL’s captive power plant. This allocated coal block is regarded as non-reserve coal deposits and is currently in the postexploration but pre-development stage. The forest diversion proposal was rejected by the MoEF by a letter dated December 30, 2009. The environmental clearance was also rejected by the MoEF and thus, a letter of rejection was issued by the state government on January 23, 2010. The MoEF declared the entire coalfield known as the Hasdev Arand coalfield as a ‘No Go’ area, thereby stalling all further activities at the captive power plant. We have made our submissions to the MoEF. Thereafter, the Prime Minister’s Office constituted a Group of Ministers (GOM) which scrapped the go, no-go policy for coal mining in forest areas and issued a guideline to reconsider all cases which were under the ‘No Go’ area on an individual merit basis for the grant of forest and environment clearance. Based on the latest guidelines issued by the Ministry of Coal, we have resubmitted our proposal to the state government and the same is currently under review.

In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. BALCO is progressing towards obtaining the second stage forest clearance for the 211.0 million tons coal block, following the approval received from the Environmental Appraisal Committee in November 2011. These allocated coal blocks are regarded as non-reserve coal deposits. In October 2008, the Ministry of Coal approved BALCO’s mining plan although certain other approvals including environmental approval and forest clearance from the regulatory authorities are still pending. We expect mine development activities to commence upon the receipt of all regulatory approvals. On account of allocation of this coal block, coal supplied by Coal India’s subsidiary to the operational captive power plants of BALCO under the five year supply agreement is reducing progressively. Any change in coal prices or the mix of coal that is utilized, whether the coal is sourced locally or imported, can affect the cost of generating power.

For our zinc business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, where royalty is a function of the LME prices of zinc and lead. See “Government Policy — Taxes and Royalties.”

Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the SEL power facilities are fully outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.

Cost of production is not a recognized measure under IFRS. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of:

•

direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); and

•	excludes depreciation and finance costs.

Further these costs are offset for any amounts we receive upon sale of immaterial by-products from such operations. We explain the cost of production for each metal as set forth below:

The following table sets forth cost of production for each of our metals for the periods presented:

	Unit of Measurement	Six months ended September 30
		2011	2012
		(in US dollars per ton, except as indicated)
Copper smelting and refining(1)	c/lb	-3.3	6.3
Zinc India(2)	$/ MT	1,050	1,005
Zinc International(3)	$ / MT	1,175	1,038
Aluminium(4)	$/ MT	2,036	1,940
Power	Rs./Unit	2.53	2.12

(1)	In the case of copper, cost of production relates only to our custom smelting and refining operations (and not for our mining operations), and consists of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Revenue earned from the sale of by-product, sulphuric acid, and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.
(2)	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Revenue earned from by-product, sulphuric acid, is deducted from the cost of production. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal. Our Zinc India segment also includes lead and silver. However, the cost of production presented for Zinc India operations does not include lead and silver.
(3)	Our Zinc International operations consists of the Skorpion mine and refinery in Namibia, Black Mountain Mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching refining and electrowinning process. Skorpion does not produce any material by-products. Black Mountain mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Black Mountain mine consists of direct mining costs, concentrate costs, direct services cost and allocated indirect costs. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. The by-product revenue of lead and silver are credited to the cost of production. Royalties paid are excluded from the cost of production of zinc as the same is levied on turnover. The total cash cost is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production per ton of zinc metal produced zinc metal in zinc concentrate produced.
(4)	In the case of aluminium, cost of production for BALCO’s smelters includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Revenue earned from the sale of byproducts, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to determine the cost of production per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating cost of production. Costs of production is divided by the daily average exchange rate for the half year ended September 30, 2012 to calculate the US dollar cost of production per lb or per ton of metal as reported.
(5)	Cost of production of power for SEL’s power plant (and not for the 274 MW HZL power plant and 270 MW BALCO power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total costs is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in our recent years copper and zinc business. The following table summarizes our production volumes for our primary products for the periods indicated:

		Six months ended September 30,
Segment	Product	2011	2012
		(tons)
Copper	Copper cathode(1)	161,080	1,75,165
	Copper rods	81,802	81,420
Zinc India	Zinc	377,796	3,24,296
	Lead	33,196	58,189
	Silver	96	174
Zinc International
— Skorpion	Zinc	75,576	72,835
— BMM	Copper (2)	1,479	2,116
	Zinc(2)	17,408	22,063
	Lead(2)	27,361	27,022
Lisheen	Zinc(2)	95,089	86,177
	Lead(2)	17,147	11,750
Aluminium	Ingots	2,033	2,785
	Rods	81,029	90,343
	Rolled Products(3)	38,057	29,736

Power	Power (Million Units) (4)	3,415	4,933

Note:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(2)	Refers to mined metal content in concentrate.
(3)	Includes captive consumption for project of 2,583 tons for six months ended September 2011 and 126 tons for six months ended September 2012.
(4)	Includes production under trial run of 339 million units in the six months ended September 30, 2012 as compared to 288 million units in the six months ended September 30, 2011

In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rods and rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	January 22, 2007 to April 28, 2008	April 29, 2008 to January 2, 2009	January 3, 2009 to February 28, 2011	March 1, 2011 to Present
Copper	5.0%	5.0%	5.0%	5.0%

Copper concentrate	2.0%	2.0%	2.0%	2.5%

Zinc	5.0%	0.0%	5.0%	5.0%

Aluminium	5.0%	5.0%	5.0%	5.0%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, or CVD, of 12.0% (prior to February 27, 2010, the CVD was 8.0%, from February 27, 2010 to March 17, 2012 the CVD was 10%) of the assessable value and basic custom duty, which is levied on imports in India. Education cess and secondary and higher education cess on CVD is reduced to nil from March 17, 2012 ( prior to March 17, 2012 it was 3% of CVD)

In January 2004, the special additional duty, or SAD, of 4% which was additionally levied on imports of copper, zinc and aluminium was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce or abolish customs duties on any of the metals in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

On February 28, 2011, the Indian government announced the following changes which took effect from March 1, 2011:

•	There will be a 1.0% excise duty on fly ash

•	The import duty on copper concentrate and rock phosphate will be increased from 2.0% to 2.5%

Export Incentives

The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminium and zinc receive assistance premiums from the Government of India. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.

For the six months ended September 30, 2011 and 2012, exports accounted for 27.5% and 53.8%, respectively, of our copper business’ revenue. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006 to August 31, 2008		September 1, 2008 to September 19, 2010		September 19, 2010 to September 30, 2011		1 Oct 2011 to Present
	(percentage of FOB value of exports)
Copper cathode	2.2	%(1)	2.2	%(3)	2.0%		2.0	%(6)
Copper rods	2.2	%(2)	2.2	%(4)	2.2	%(5)	2.0%

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.
(2)	Subject to a cap of Rs. 7,760 per ton.
(3)	Subject to a cap of Rs. 7,000 per ton.
(4)	Subject to a cap of Rs. 9,800 per ton.
(5)	Subject to a cap of Rs. 7,500 per ton.
(6)	Export incentive of 2% of FOB value on certain market focused scheme with effect from April 1, 2011.

For the six months ended September 30, 2011 and 2012, exports accounted for 36.4% and 19.8%, respectively, of our Zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2007 to November 3, 2008	November 4, 2008	November 5, 2008 to 30 September 2011	1 Oct 2011 to Present
	(percentage of FOB value of exports)

Zinc concentrate	3.0%	2.0%	3.0%	2.0%

Zinc Ingots	5.0%	4.0%	5.0%	2.0%

Lead concentrate	3.0%	3.0%	3.0%	2.0%

For the six months ended September 30, 2011 and 2012, exports accounted for 1.1% and 2.8%, respectively, of our aluminium business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	October 9, 2007 to 30 September 2011	1 October 2011 to Present
	(percentage of FOB value of exports)
Aluminium ingots	3.0%	2.0%

Aluminium rods	5.0%	2.0%

Aluminium rolled products	4.0%	3.0%

The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.

Taxes and Royalties

Income tax on Indian companies is presently charged, and during the six-month period ended September 30, 2012 was charged, at a statutory rate of 30.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 32.5%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.

Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The MAT rate is currently, and during the six-month period ended September 30, 2012 was, 20.0% of the book profits as prepared under generally accepted accounting principles in India, or Indian GAAP. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 16.2%. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our subsidiaries to us are also subject to this tax. A parent company is allowed to set off the dividend received from its subsidiary company against dividend distributed by the parent company, provided that the dividend received has suffered dividend distribution tax and certain conditions are fulfilled.

We currently pay an excise duty of 12.0% (prior to December 6, 2008 the excise duty was 14.0%, from December 6, 2008 to February 23, 2009, the excise duty was 10.0%, from February 24, 2009 to February 26, 2010, the excise duty was 8.0%, from February 27, 2010 to March 16, 2012 the excise duty was 10%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale. We charge the excise duty and additional charge to our domestic customers.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL mines are located, at a rate of 8.4% with effect from August 13, 2009 (which was 6.6% prior to August 13, 2009) of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (which was 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations.

We pay royalties to the state government of Tasmania in Australia based on the operations at CMT at a rate equal to (a) the sum of (x) 1.9% (1.6% upto December 31, 2011) of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.35% (5.0 % up to December 31, 2011) of revenue, effective from January 1, 2012.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•

7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and

•	3.5% of turnover for Lisheen. The turnover is identified as net smelter revenue less freight and marine insurance charges on a semi annual basis.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly established units in certain geographical areas are entitled to a tax holiday for a specified period

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	investments in projects where alternative energy such as wind energy is generated can claim large tax depreciation in the first year of operations (removed with effect from April 1, 2012); and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.

•

We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within SIIL and in some of our operating subsidiaries such as BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, has benefited from its 100.0% export unit status, where profits on export sales are exempt from tax for a specified period. The export unit status expired on March 31, 2011.

HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar and silver refinery, zinc and lead melting casting plant at Pantnagar in the State of Uttarakhand in North India. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. In addition, a large part of SIIL’s and HZL’s investment of surplus cash are in tax exempt instruments.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar South African Rand and Namibian dollar has the opposite effect on our results of operations. For more information on the fluctuations in the value of the Indian Rupee against the US dollar, the Australian dollar, South African Rand and Namibian dollar, see “Item 10. Additional Information — D. Exchange Controls — Exchange Rates” in our annual report on Form 20-F.

The following table sets forth the average value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:

	Six months ended September 30,
	2011		2012
	(per US dollar)
Indian Rupees	Rs.	45.26	Rs.	54.74
Australian dollars	AUD	0.95	AUD	0.98
Namibia dollars	NAD	7.05	NAD	8.31
South African Rand	ZAR	6.97	ZAR	8.20

Source: Reserve Bank of India, oanda.com

The average exchange rate of the Indian Rupee against the US dollar was Rs. 54.74 per US dollar in the six-month period ended September 30, 2012 as compared to Rs. 45.26 per US dollar in the six-month period ended September 30, 2011, a depreciation of 20.9%, which improved our revenues significantly.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Six months ended September 30,
	2011	2012
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales	(76.8)	(80.3)
Other operating income	0.6	0.6
Distribution cost	(1.8)	(1.9)
Administration expenses	(2.1)	(2.5)

Operating profit	19.9	15.9
Investment income	7.6	8.5
Finance costs	(3.7)	(2.7)
Share in profit of associates	(2.4)	(1.8)

Profit before taxes	21.4	19.9
Tax expense	(4.8)	(3.6)

Profit for the period	16.6	16.3

Profit attributable to:
Equity holders of the parent	11.4	11.2
Non-controlling interest	5.2	5.1

Comparison of six-month period ended September 30, 2011 and September 30, 2012

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from Rs.200,592 million in the six-month period ended September 30, 2011 to Rs.218,791 million ($4,134.1 million) in the six-month period ended September 30, 2012, an increase of Rs.18,199 million, or 9.1%. Revenue increased primarily on account of higher volumes achieved in copper and aluminium segments, as well as increased power generation from SEL due to the commissioning of the third 600 MW power unit during February 2012 and higher generation from the first two units commissioned during fiscal 2011 and fiscal 2012. The depreciation in Indian rupee against the US dollar by 20.9% also contributed to higher revenues. However, the revenue increase was partially offset by the fall in the daily average LME prices of metals and daily average London Bullion Market Association, or LBMA prices of precious metals.

Other operating income increased from Rs.1,127 million in the six-month period ended September 30, 2011 to Rs. 1,219 million ($23.1 million) in the six-month period ended September 30, 2012, an increase of Rs. 92 million, or 8.2%. Operating profit decreased from Rs. 40,012 million in the six-month period ended September 30, 2011 to Rs. 34,712 million ($656.0 million) in the six-month period ended September 30, 2012, a decrease of Rs. 5,300 million, or 13.2%. The decrease was largely due to the higher cost of production due to cost-inflationary environment and lower by-product realisation, fall in daily average LME prices across metals, lower TcRc income and lower volumes in the Zinc India and Zinc International operations, mostly offset by the higher realisation on sales due to rupee depreciation against the US dollar. Depreciation costs were higher in the half year ended September 30, 2012 due to capitalization of new plants at Zinc India operations and SEL. Operating profit margin decreased from 19.9% in the six-month period ended September 30, 2011 to 15.9% in the six-month period ended September 30, 2012.

Factors contributing to the fall in the operating profit were as follows:

•

Cost of sales increased from Rs. 153,939 million in the six-month period ended September 30, 2011 to Rs. 175,604 million ($3,318.3 million) in the six-month period ended September 30, 2012, an increase of Rs. 21,665 million, or 14.1%. Cost of sales increased primarily due to higher input prices and lower by-product realisation in Copper and higher volume in the power business. Cost of sales as a percentage of revenue increased from 76.8%, in the six-month period ended September 30, 2011 to 80.3% in the six-month period ended September 30, 2012.

•

Distribution costs increased from Rs. 3,632 million in the six-month period ended September 30, 2011 to Rs. 4,159 million ($78.6 million) in the six-month period ended September 30, 2012, an increase of Rs. 527 million.

•

Administration expenses increased from Rs. 4,136 million in the six month ended September 30, 2011 to Rs. 5,535 million ($104.6 million) in the six-month period ended September 30, 2012, an increase of Rs. 1,399 million, or 33.8%., As a percentage of revenue, administration expenses increased from 2.1% for the six-month period ended September 30, 2011 to 2.5% in the six-month period ended September 30, 2012.

Copper

Revenue in the copper segment increased from Rs.99,380 million for the six-month period ended September 30, 2011 to Rs.107,169 million ($2,025.1 million) for the six-month period ended September 30, 2012, an increase of Rs.7,789 million, or 7.8%. This increase was primarily due to the higher sales volumes over the six month period ending September 30, 2012 as against the corresponding period of the previous year and higher realization on depreciation of the Indian rupee against the US dollar by 20.9% over the six month period ending September 30, 2012, as against the corresponding period of the previous year. Lower daily average copper LME prices and lower Tc / Rc’s, for the six month period ended September 30, 2012 compared to corresponding period of the previous year negatively impacted the revenue. Specifically:

•

copper cathode production increased from 161,080 tons in the six-month period ended September 30, 2011 to 175,165 tons in the six-month period ended September 30, 2012, an increase of 8.7%. This was primarily driven by operational efficiencies and higher usage of blister copper, in spite of an 8 day planned shutdown during the six month period ended September 30, 2012. Copper cathode sales increased from 77,909 tons in the six-month period ended September 30, 2011 to 91,235 tons in the six-month period ended September 30, 2012, an increase of 17.1% due to increased production.

•

production of copper rods marginally decreased from 81,802 tons in the six-month period ended September 30, 2011 to 81,420 tons in the six-month period ended September 30, 2012, a decrease of 0.5%. Copper rod sales decreased from 81,022 tons in the six-month period ended September 30, 2011 to 80,277 tons in the six-month period ended September 30, 2012, a decrease of 0.9%. The decrease in sales was in line with the decrease in production.

•

sales of copper in the Indian market decreased from 96,509 tons in the six-month period ended September 30, 2011 to 94,591 tons in the six-month period ended September 30, 2012, a decrease of 2.0%, and our exports increased from 62,422 tons in the six-month period ended September 30, 2011 to 76,921 tons in the six-month period ended September 30, 2012, an increase of 23.2%. Our domestic sales as a percentage of total sales decreased from 60.7% in the six-month period ended September 30, 2011 to 55.2% in the six-month period ended September 30, 2012 as the additional production volumes was sold in the export market the daily average copper cash settlement price on the LME decreased from $9,057 per ton in the six-month period ended September 30, 2011 to $7,785 per ton in the six-month period ended September 30, 2012, a decrease of 14.1%.

•

net conversion costs increased from negative 3.3 US cents per pound in the six-month period ended September 30, 2011 to 6.3 US cents per pound in the six-month period ended September 30, 2012, primarily on account of lower realisation from sulphuric acid and higher power costs.

•

mined metal production from our Australian mine increased from 11,382 tons in the six-month period ended September 30, 2011 to 12,900 tons in the six-month period ended September 30, 2012, an increase of 13.3% as production last year was impacted due to a rock fall incident at the mine.

Operating profit in the copper segment decreased from Rs. 6,061 million in the six-month period ended September 30, 2011 to Rs. 4,812 million ($90.9 million) in the six-month period ended September 30, 2012, a decrease of Rs. 1,249 million, or 20.6%. The decrease in operating profit was primarily due to higher production costs on account of low by-product realization and higher power costs.

Zinc India

Revenue in the Zinc India segment increased from Rs. 53,438 million in the six-month period ended September 30, 2011 to Rs. 53,872 million ($1,018.0 million) in the six-month period ended September 30, 2012, an increase of Rs.434 million, or 0.8%.The positive impact of the higher lead-silver volumes and higher realization due to rupee depreciation was offset by lower zinc volumes and lower zinc and lead LME prices. Specifically:

•

zinc ingot production decreased from 377,796 tons in the six-month period ended September 30, 2011 to 324,296 tons in the six-month period ended September 30, 2012, a decrease of 14.2%. The fall was due to the lower mined metal production] in accordance with the mine plan. Zinc ingot sales also reduced from 375,731 tons in the six-month period ended September 30, 2011 to 322,305 tons in the six-month period ended September 30, 2012, a decrease of 14.2%, following the fall in the refined metal production.

•

zinc ingot sales in the domestic market increased from 213,646 tons in the six-month period ended September 30, 2011 to 226,303 tons in the six-month period ended September 30, 2012, an increase of 5.9%, primarily due to higher premium in the domestic market. Export sales decreased from 162,085 tons in the six-month period ended September 30, 2011 to 96,002 tons in the six-month period ended September 30, 2012, a decrease of 40.8% due to lower production volumes. Our domestic sales as a percentage of total sales increased from 56.9% during the six-month period ended September 30, 2011 to 70.2% during the six-month period ended September 30, 2012.

•

the daily average Zinc cash settlement price on the LME decreased from $2,236 per ton in the six-month period ended September 30, 2011 to $1,906 per ton in the six-month period ended September 30, 2012, a decrease of 14.8%.

•	Zinc India did not sell any metal concentrate in the six-month period ended September 30, 2012, as compared to the 10,086 dmt sales in the six-month period ended September 30, 2011.

•

lead ingot production increased from 33,196 tons in the six-month period ended September 30, 2011 to 58,189 tons in the six-month period ended September 30, 2012, an increase of 75.3%, reflecting the ramp-up in Sindesar Khurd mine and the new lead smelter at Dariba. Lead ingots sales increased from 29,397 tons in the six-month period ended September 30, 2011 to 54,527 tons in the six-month period ended September 30, 2012, an increase of 85.5%, in line with the metal production.

•

the daily average Lead cash settlement price on the LME decreased from $2,503 per ton in the six-month period ended September 30, 2011 to $1,974 per ton in the six-month period ended September 30, 2012, a decrease of 21.1%.

•

silver ingot production increased from 96,056 kg in the six-month period ended September 30, 2011 to 173,618 kg in the six-month period ended September 30, 2012, an increase of 80.7%, primarily due to the ramp up of the Sindesar Khurd mine, the new Dariba smelter and the new silver refinery. The daily average silver London Bullion Metal Association (LBMA) price decreased from $1,235 per kg to $ 952 per kg, a fall of 22.9% in the six-month period ended September 30, 2012 as compared to the six-month period ended September 30, 2011. Sale of silver ingots increased from 82,362 kg in the six-month period ended September 30, 20101 to 154,492 kg in the six-month period ended September 30, 2012, an increase of 87.6% enabled by the increase in production.

Operating profit in the Zinc India segment decreased from Rs. 27,007 million in the six-month period ended September 30, 2011 to Rs. 24,689 million ($466.5 million) in the six-month period ended September 30, 2012, a decrease of Rs. 2,318 million, or 8.6%. The positive impact of higher lead and silver volumes was offset by lower zinc volumes and lower LME prices of zinc and lead and higher operating costs on account of higher mine development costs.

Zinc International

Revenue to external customers in the Zinc International segment increased from Rs. 20,696 million in the six-month period ended September 30, 2011 to Rs. 21,426 million ($404.9 million) in the six-month period ended September 30, 2012, an increase of Rs. 730 million or 3.5%. The increase in revenue was primarily contributed by the rupee depreciation against the US dollar, offset by the fall in daily average zinc and lead LME prices combined with the lower volumes on account of lower grades. Specifically:

•

production of refined zinc metal at Skorpion decreased from 75,576 tons during the six-month period ended September 30, 2011 to 72,835 tons during the six-month period ended September 30, 2012, a decrease of 2,741 tons or 3.6%.

•

Production of zinc metal in concentrate (MIC) from the Lisheen and BMM mines decreased from 112,497 tons in the six months ended September 30, 2011 to 108,240 tons in the six months ended September 30, 2012, a fall of 3.8%. Production of lead MIC also decreased from 44,508 tons to 38,772 tons, a decrease of 5,736 tons or 12.9%. The fall in production was in line with the current year’s mine plan and also due to lower metal grades witnessed during the six months ended September 30, 2012

•

the daily average Zinc cash settlement price on the LME decreased from $2,236 per ton in the six-month period ended September 30, 2011 to $1,906 per ton in the six-month period ended September 30, 2012, a decrease of 14.8%.

•

the daily average Lead cash settlement price on the LME decreased from $2,503 per ton in the six-month period ended September 30, 2011 to $1,974 per ton in the six-month period ended September 30, 2012, a decrease of 21.1%.

Operating profit in the Zinc International segment decreased from Rs. 4,295 million in the six-month period ended September 30, 2011 to Rs. 1,386 million ($26.2 million) in the six-month period ended September 30, 2012, a decrease of Rs. 2,909 million or 67.7%. The decrease was largely on account of the fall in volumes and lower daily average metal prices, partly offset by lower production costs. Operating margin decreased from 19.4% in the six-month period ended September 30, 2011 to 6.5% in the six-month period ended September 30, 2012.

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 14,408 million in the six-month period ended September 30, 2011 to Rs. 16,367 million ($309.3 million) in the six-month period ended September 30, 2012, an increase of Rs. 1,959 million, or 13.6%, primarily due the higher sales volumes, higher realization on account of rupee depreciation and increased premium in the domestic market, though the decrease in the daily average aluminium LME prices during the six-month period ended September 30, 2012 compared to the six-month period ended September 30, 2011 had partially controlled the increase in the revenue. Specifically:

•	aluminium production increased from 121,119 tons in the six-month period ended September 30, 2011 to 122,864 tons in the six-month period ended September 30, 2012, an increase of 1.44%.

•

aluminium sales increased from 108,914 tons in the six-month period ended September 30, 2011 to 120,582 tons in the six-month period ended September 30, 2012, an increase of 10.7%. Sales of aluminium ingots increased from 1,710 tons in the six-month period ended September 30, 2011 to 2,642 tons in the six-month period ended September 30, 2012, an increase of 54.5%. Rolled product sales decreased from 28,631 tons in the six-month period ended September 30, 2011 to 28,006 tons in the six-month period ended September 30, 2012, a decrease of 2.2%. Wire rod sales increased from 78,573 tons in the six-month period ended September 30, 2011 to 89,934 tons in the six-month period ended September 30, 2012, an increase of 14.5%.

•

aluminium sales in the domestic market increased from 107,414 tons in the six-month period ended September 30, 2011 to 117,107 tons in the six-month period ended September 30, 2012, an increase of 9.0%. Our aluminium exports increased from 1,500 tons in the six-month period ended September 30, 2011 to 3,475 tons in the six-month period ended September 30, 2012. We endeavor to sell as large a quantity of our products domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales marginally decreased from 98.6% in the six-month period ended September 30, 2011 to 97.1% in the six-month period ended September 30, 2012.

•

the daily average aluminium cash settlement price on the LME decreased from $2,495 per ton in the six-month period ended September 30, 2011 to $1,947 per ton in the six-month period ended September 30, 2012, a decrease of 22.0%.

Operating profit in the aluminium segment decreased from Rs. 1,254 million in the six-month period ended September 30, 2011 to Rs. 222 million ($4.2 million) in the six-month period ended September 30, 2012, a decrease of Rs. 1,032 million, or 82.3%. This decrease, despite the increased volumes, was largely on account of the fall in the daily average aluminium LME prices and higher hot metal production costs over the corresponding period. Operating margin decreased from 8.7% in the six-month period ended September 30, 2011 to 1.4% in the six-month period ended September 30, 2012.

Power

Revenue from external customers in the power segment increased from Rs. 11,650 million in the six-month period ended September 30, 2011 to Rs. 17,266 million ($326.3 million) in the six-month period ended September 30, 2012, an increase of Rs. 5,616 million or 48.2%, the increase being primarily due to commencing of the third unit of SEL’s 2,400MW power plant, increased wind power generation capacity and improved availability on the existing two units of SEL. Specifically:

•

Power sold increased from 3,415 million units (MU) during the six-month period ended September 30, 2011 to 4,933 MU during the six months ended September 30, 2012, an increase of 44.5%. This increase, despite the power evacuation constraints imposed on SEL after a power grid failure in the end of August 2012, has been on account of the commencement of the third unit of the 2,400 MW power plant in SEL, increase in wind power generation capacity from 150 MW in the six-month period ended September 30, 2011 to 274 MW in the six-month period ended September 30, 2012 and improved operational availability in SEL’s power plants.

•

the average power realization decreased from Rs. 3.48 per unit in the six-month period ended September 30, 2011 to Rs. 3.44 per unit in the six-month period ended September 30, 2012, a decrease of 1.1%.

•

The cost of production at SEL power plant decreased from Rs 2.87 per unit for the six months ended September 2011 to Rs 2.23 per unit for the six months ended September 2012 on account of lower coal costs and efficient plant operations.

Operating profit in the power segment increased from Rs. 1,410 million in the six-month period ended September 30, 2011 to Rs. 3,619 million ($68.4 million) in the six-month period ended September 30, 2012, an increase of Rs. 2,209 million, primarily due to high power generation from the existing units, commencement of operation in SEL’s third unit, increase in wind power generation capacity by 124 MW and improved efficiency from the increased scale of operations and lower generations costs. Operating margin increased from 11.4% in the six-month period ended September 30, 2011 to 20.5% in the six-month period ended September 30, 2012.

Investment Revenue

Investment revenue increased from Rs. 15,152 million in the six-month period ended September 30, 2011 to Rs. 18,620 million ($351.9 million) in the six-month period ended September 30, 2012, a increase of Rs. 3,468 million, or 22.9%, due to increase in investments and generation of higher returns on cash and liquid investments.

Finance costs

Finance costs decreased from Rs. 7,377 million in the six-month period ended September 30, 2011 to Rs. 5,861 million ($110.8 million) in the six-month period ended September 30, 2012, a decrease of Rs. 1,516 million or 20.6%. The decrease in finance cost was primarily due to lower mark to market foreign exchange loss on account of depreciation of the Indian Rupee, partly offset by higher interest cost on account of increase in our outstanding debt in six-month period ended September 30, 2012 as compared to the six-month period ended September 30, 2011.

Share in profit / loss of associate

Share in loss of associate decreased from Rs. 4,794 million in the six-month period ended September 30, 2011 to Rs. 3,862 million ($73.0 million) in the six month ended September 30, 2012. The decrease in loss of associate was due to improved operating efficiency and lower mark to market foreign exchange loss on account of depreciation of the Indian rupee.

Tax expense

Tax expense decreased from Rs. 9,648 million in the six-month period ended September 30, 2011 to Rs. 7,847 million ($148.3 million) in the six-month period ended September 30, 2012. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes decreased from 22.4% in the six-month period ended September 30, 2011 to 18.0% in the six-month period ended September 30, 2012. The effective tax rate was lower during the six months ended September 30, 2012 primarily on account of tax incentives availed by Hindustan Zinc Limited for setting up units in certain geographical areas.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 10,524 million in the six-month period ended September 30, 2011 to Rs. 11,199 million ($211.6 million) in the six-month period ended September 30, 2012, an increase of Rs. 675 million, or 6.4%. This increase was mainly on account of increase in the profit earned in the six months ended September 30, 2012. Non-controlling interest as a percentage of profit was at 31.3% for six-month period ended September 30, 2012 as compared to 31.6% for six-month period ended September 30, 2011.

Liquidity and Capital

As of September 30, 2012, we had cash and short-term investments and deposits (excluding restricted cash and investments) totaling Rs. 232,902 million ($4,401.0 million), net cash and near-term debt redemption obligations of Rs. 56,549 million ($1,068.6 million), SIIL had, on a standalone basis, cash and short-term investments totaling Rs. 29,424 million ($556.0 million) and no material near-term debt repayment obligation.

The cash flow summary of net cash provided or used for the period indicated:

	six-month period ended September 30,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Net cash provided by/ (used in):
Operating activities	30,967	34,115	644.6
Investing activities	(46,075)	(47,443)	(896.5)
Financing activities	17,026	7,879	149.0

Net Cash Provided by Operating Activities

Net cash provided by operating activities was Rs. 34,115 million ($644.6 million) in the six-month period ended September 30, 2012 as compared to net cash provided of Rs. 30,967 million in the six-month period ended September 30, 2011. The increase in cash flows from operating activities was primarily due to an increase in net proceeds from short term investments by Rs. 13,497 million offset by cash outflows on account of changes in assets and liabilities by Rs 4,510 million and lower operating cash flows to the extent of Rs 5548 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 47,443 million ($896.5 million) in the six-month period ended September 30, 2012 as compared to Rs. 46,075 million in the six-month period ended September 30, 2011 an increase of Rs. 1,368 million, primarily due to an increase in net purchase of short term deposits by Rs. 17,427 million, partially offset by the decrease in amount invested towards purchases of property, plant and equipment by Rs. 10,051 million, and net loans extended to related parties being relatively lower by Rs. 5,910 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was Rs. 7,879 million ($149.0 million) in the six-month period ended September 30, 2012 compared to net cash provided of Rs. 17,026 million in the six months period ended September 30, 2011, primarily as a result of net repayment of long term borrowings to the extent of Rs. 10,573 million and net repayment of acceptances to the extent of Rs. 5,469 million, partly offset by the repayment of loans to related parties being lower by Rs. 4,900 million.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 20 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL Limited or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 87,548 million ($1,654.4 million) as of September 30, 2012.

Qualitative Disclosures about Market Risk

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibian dollar, South African Rand and Australian dollar against the US dollar.

Exposure on foreign currency is managed through a hedging policy, which is reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed. Natural hedges available in the business are identified at each entity level and hedges are placed only for net exposure of currency. Short term net exposures are hedged progressively based on their maturity. Longer exposures beyond one year are usually not hedged.

We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.

Hedging activities in India are governed by the Reserve Bank of India, or (RBI), with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.

We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk

Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes.

Commodity Price Risk

Commodity prices may be volatile, which may have a material adverse effect on the group’s revenue and operating results.

Commodity prices and demand are cyclical and strongly influenced by global economic conditions. Commodity price volatility can result in material and adverse movements in the company’s revenue and operating results and a sustained drop would have a material adverse effect on its businesses, operating results, financial condition and /or prospects. The policy is to sell products at prevailing market prices and not to enter into price hedging arrangements other than for our businesses which are not fully integrated where back to back hedging is used to mitigate pricing risks. In few circumstances we may enter into strategic commodity hedging but only with prior management approval.

We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper, zinc and aluminium businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper, aluminium and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.

Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact the effectiveness with which we manage commodity price risk.

We have in the past held or issued derivative instruments such as forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 14, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer